Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Revolution Brands International, LLC
10801 NW 97TH St Ste 9
Miami, FL 33178-2540
revolutionbrands.us

Up to $1,234,995.93 in Class C Units at $1.89
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Revolution Brands International, LLC
Address: 10801 NW 97TH St Ste 9, Miami, FL 33178-2540
State of Incorporation: DE
Date Incorporated: May 28, 2021

Terms:

Equity

Offering Minimum: $9,999.99 | 5,291 shares of Class C Units
Offering Maximum: $1,234,995.93 | 653,437 shares of Class C Units
Type of Security Offered: Class C Units
Purchase Price of Security Offered: $1.89
Minimum Investment Amount (per investor): $249.48

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

<u>Investment Incentives & Bonuses</u>*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 10% bonus units.

Super Early Bird Bonus

Invest within the first week and receive an additional 8% bonus units.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus units.

<u>Amount-Based:</u>

$500+ | Bronze Tier

Invest $500+ and receive a 5% discount on the purchase of your personal electric vehicle on simplyev.com

$1,000+ | Silver Tier

Invest $1,000+ and receive 10% discount on the purchase of your personal electric vehicle on simplyev.com.

$2,500+ | Gold Tier

Invest $2,500+ and receive 3% additional bonus shares and 10% discount on the purchase of your personal electric vehicle on simplyev.com. Receive a lifetime 10% discount on any Simply EV accessories while you are a shareholder.

$10,000+ | Platinum Tier

Invest $10,000+ and receive 6% additional bonus shares and 10% discount on the purchase of your personal electric vehicle on simplyev.com. Receive a lifetime 10% discount on any Simply EV accessories while you are a shareholder. Receive a courtesy yearly service checkup on any electric vehicle within our portfolio.

$25,000+ | Diamond Tier

Invest $25,000+ and receive 10% additional bonus shares, 10% discount on the purchase of your personal electric vehicle on simplyev.com and one Zoom call with the Revolution Brands Board of Managers. Receive a lifetime 10% discount on any Simply EV accessories while you are a shareholder. Receive a courtesy yearly service checkup on any electric vehicle within our portfolio.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Revolution Brands International, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class C Units at $1.89 / unit, you will receive 110 units, meaning you'll own 110 units for $189. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Revolution Brands International ("RBI" or the "Company") is a company covering the whole spectrum within the Electric Personal Mobility segment. We are a designer, manufacturer, marketer, and distributor of recreational and commuting: electric scooters, electric bicycles, electric mopeds and motorcycles, electric watercraft, lifestyle products, and mobile connectivity accessories.

Business Model

Headquartered in Miami, the organization operates as the parent company for a diverse portfolio of well-recognized brands across its core segments that include Kimoa, SimplyEV, House of Lithium, and Minimotors – providing consumers with a wide range of high-quality and future-forward products through customer service-focused e-commerce and an expanding network of retail locations.

RBI has shown continuous growth since the start of its operations, growing the business in the portfolio and through the acquisition of companies with proven and sustained success. RBI has a consistent and long-term strategy of investing in the electric mobility space, showing commitment to the continuous development of the space. We generate revenue through our B2B and B2C channels, selling personal electric vehicles, sustainable lifestyle and accessories in the recreational, commuting, and delivery segments.

Corporate Structure

Revolution Brands has 4 operational entities: EV Toys for the B2B and B2C channels, SLS for the logistics and distribution, Smash Technologies for the product development and manufacturing and Kimoa International for the Lifestyle brand. All these entities are wholly-owned subsidiaries of Revolution Brands and they complement each other providing a wide range of products and services to the group.

Competitors and Industry

Competitors

We don't have an exact direct competition on our business model as we are native in the Electric Vehicle space and we cover different categories and business segments, differently from some manufacturers and retailers participating on specific categories. Some major retailers such as Best Buy, Walmart, and Target are entering the category, but we believe they are not able to provide the level of service that we have. The current dominant manufacturers and players on some of the product segments are Segway in electric scooters; Rad Power bikes, Aventon, Super 73, Van Moof in electric bicycles and Zero in electric motorcycles.

Industry

The electric mobility market is growing at a 27.2% CAGR and is estimated at 1,506 Billion by 2028 and some of the specific categories within electric mobility such as electric scooters is growing at a 10.7% CAGR and is estimated at 31 Billion by 2028. We have our own brands in electric scooters, electric bicycles, electric motorcycles, accessories, and lifestyle.

We are focusing on North America as the main market. Our company has operations in Europe based out of Madrid and our general headquarters are located in Miami, we have 2 distributions facilities one at the east coast and one and the west coast. Our team has people with all the needed industry expertise, from vehicles to electronic accessories to apparel, as well as functional expertise, such as marketing, operations, strategy, and finance. Fernando Alonso is a leading figure in the vehicle and sustainable space, which is the perfect combination for electric mobility – having him as a partner is fundamental to continuing to grow the brand.

Current Stage and Roadmap

Current Stage

We are live designing, manufacturing, distributing, and selling products to businesses and consumers. We have current operations in Miami and San Francisco in USA, and Madrid in Spain

Future Roadmap

Our company has a sustainable growth path with a clear strategy and segment focus. We are expanding our distribution capabilities with the new 90,000 SQ FT logistics center with the capacity to develop our future refurbishing center and the just added operation in San Francisco bay area. We are in the process of expanding our in-house retail footprint across main cities in North America, improving our customer experience through e-commerce expansion. Our new Marketing team is expanding our digital capabilities to increase market share and expand our product offering. We are in the process of enhancing our product development and manufacturing team in order to multiply our posibilities and introduce new products to our B2B and B2C channels.

The Team

Managers

Name: Mauricio Diaz

Mauricio Diaz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Co-Founder

Dates of Service: July, 2021 - Present
Responsibilities: Mauricio is in charge of the company strategy, corporate planning, fundraising and governance. He receives annual compensation of $240,000 and holds 650,000 Class P Units.

Other business experience in the past three years:

- **Employer:** Kimoa International
  Title: Managing Director
  Dates of Service: August, 2021 - Present
  Responsibilities: Director and General Manager

Other business experience in the past three years:

- **Employer:** Simply EV
  Title: Managing Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Director and Manager

Other business experience in the past three years:

- **Employer:** Superior Logistics Solutions
  Title: Managing Director
  Dates of Service: June, 2021 - Present
  Responsibilities: Director and Manager

Other business experience in the past three years:

- **Employer:** Kiwibot
  Title: Board Member
  Dates of Service: November, 2021 - December, 2022
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Blic Holding
  Title: Executive Board Member
  Dates of Service: July, 2019 - Present
  Responsibilities: Board Governance, Business Strategy

Name: Federico Urdaneta

Federico Urdaneta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder / VP of Finance and Operations
  Dates of Service: July, 2021 - Present
  Responsibilities: Oversee the Finance Department and the Operations of the company. His annual salary is $130,000 and he received equity compensation during 2022 of 508,333 units.

Other business experience in the past three years:

- **Employer:** Kimoa International
  Title: Managing Director
  Dates of Service: August, 2021 - Present
  Responsibilities: Director and Manager

Other business experience in the past three years:

- **Employer:** Simply EV
  Title: Managing Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Director and Manager

Other business experience in the past three years:

- **Employer:** Superior Logistics Solutions
  Title: Managing Director
  Dates of Service: June, 2021 - Present
  Responsibilities: Director and Manager

Other business experience in the past three years:

- **Employer:** Blic Holding
  Title: Board Member
  Dates of Service: July, 2019 - Present
  Responsibilities: General Operations

Name: Gianfranco Nocerino

Gianfranco Nocerino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Finance Director
  Dates of Service: July, 2021 - Present
  Responsibilities: Finance and Accounting. His current salary is $84,000 and

during 2022 he received equity compensation of 40,000 units.

Name: John Klinger

John Klinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder / Managing Director Minimotors USA
  Dates of Service: September, 2017 - Present
  Responsibilities: Finance and Operations - His current salary is $120,000.

Name: Isaac Morales

Isaac Morales's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder / Managing Director SLS
  Dates of Service: June, 2021 - Present
  Responsibilities: Director of Superior Logistics Solutions - His current salary is $140,000.

Other business experience in the past three years:

- **Employer:** Top Shipping Systems, Corp
  Title: Co-Founder and General Manager
  Dates of Service: January, 2010 - April, 2021
  Responsibilities: General Director

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class C Units in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Class C Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Revolution Brands International, LLC was formed on 05, 28, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Revolution Brands International, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Revolution Brands International, LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any

disruptions of services or cyber-attacks either on our technology provider or on Revolution Brands International, LLC could harm our reputation and materially negatively impact our financial condition and business.

Our business is subject to numerous risks, including risks associated with the current businesses of Revolution Brands International. In particular risks associated with our business include the following:

We have incurred net losses and cannot assure you that we will achieve or maintain profitable operations. We may need to raise additional capital to fund new products and further expand our existing operations. Our success is dependent on the continued popularity of our existing products and our continued innovation and successful launches of new products, and we may not be able to anticipate or make timely responses to changes in the preferences of consumers. Our business may be sensitive to economic conditions, including those that impact our customers spending. We rely substantially on external suppliers for certain components and raw materials used in our products. Our success is dependent upon the success of the EV industry as a whole and upon consumers willingness to adopt EVs. Our continued success is dependent on positive perceptions of our brands which, if impaired, could adversely affect our sales

Our success depends on the continued popularity of our existing products and our continued innovation and successful launches of new products. Therefore we may need more time to anticipate or make timely responses to changes in the preferences of consumers.

The success of our operations depends on our ability to introduce and sell new or enhanced products. Consumer preferences differ across and within each of the regions in which we operate or plan to operate and may shift over time in response to changes in demographic and social trends, economic circumstances, and the marketing efforts of our competitors. There can be no assurance that consumers will favor our existing products or that we can anticipate or respond to changes in consumer preferences on time. Failure to anticipate, identify or react to these particular preferences could adversely affect our sales performance and profitability. In addition, demand for many of our products, including accessories, is closely linked to customers purchasing power and disposable income levels, which may be adversely affected by unfavorable economic developments in the countries where we operate. We devote significant resources to product development. However, we may not be more successful in developing innovative new products, and our new products may not be commercially successful. If we can effectively gauge the direction of our key markets and successfully identify, develop and manufacture new or improved products in these changing markets, our financial results and our competitive position may improve. In addition, there are inherent market risks associated with new product introductions, including uncertainties about marketing and consumer preference. There can be no assurance that we will successfully introduce new products. We may expend substantial resources developing and marketing new products that may not achieve expected sales levels. Moreover, if we create new products with new manufacturing requirements or experience increased demand, we may be unable to replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time.

Our business may be sensitive to economic conditions that impact our customers spending.

Our results of operations may be sensitive to changes in overall economic conditions that impact spending on our products, including discretionary spending. Weakening of, and fluctuations in, economic conditions affecting disposable consumer income or our customers budgets, such as employment levels, inflation, business conditions, the level of government financial assistance, changes in housing market conditions, capital markets, tax rates, savings rates, interest rates, fuel and energy costs, the economic impacts of natural disasters or other severe weather conditions acts of terrorism and the availability of consumer credit could reduce overall spending or reduce spending on our products. Adverse changes in these factors could lead to decreased demand for our products, negatively impacting our business, operations, financial condition, and cash flows.

Our success depends upon the EV industry's success as a whole and consumers' willingness to adopt EVs.

Our success is dependent upon the success of the EV industry as a whole and, in particular, upon consumers willingness to adopt Electric Vehicles, especially electric scooters, electric bicycles and electric motorcycles. Suppose the EV market does not develop at the rate or in the manner or to the extent we expect. In that case, our business, results of operations, or financial condition results may be adversely materially affected. The EV market is relatively new, and rapidly evolving. A market characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements, and changing consumer demands and behaviors.

Our continued success depends on positive perceptions of our brands, which could adversely affect our sales if impaired.

Our brands are one of the reasons our customers choose our products. To be successful, we must preserve our reputation. Reputational value is primarily based on perceptions and opinions, and broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of our company. It may be challenging to control negative publicity, regardless of whether it is accurate. While reputations may take decades to build, any negative incidents can quickly erode trust and confidence, mainly if they result in negative mainstream and social media publicity, governmental investigations, or litigation. Public concerns about the use of our products or the perceived safety of our products could result in diminished public perception of the products we sell. Any decline in the social acceptability of our products could negatively impact their sales or lead to changes in laws, rules, and regulations that prevent their access to specific locations or restrict their use or manner of use in certain areas or during certain times, which could negatively impact sales. Any material decline in the social acceptability of our products could impact our ability to retain existing customers or attract new ones, which, in turn, could have a material adverse effect on our business, prospects, financial condition, and results of operations.

The EV markets in which we operate are in their infancy and highly competitive.
We may not successfully compete in these industries as the industry further develops. We currently face competition from new and established competitors and expect competition from others in the future, including competition from companies with new technologies. The EV market is in its infancy, and we hope it will become more competitive. There is no assurance that our vehicles will be successful in the respective markets in which they compete. A significant and growing number of established and new companies and other companies have entered or are reported to have plans to enter the EV market. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales networks, and other resources than we do. They may be able to devote more significant resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. Increased competition could result in lower vehicle sales, price reductions, revenue shortfalls, loss of customers, and loss of market share, which could harm our business, prospects, financial condition, and results of operations.

We depend on third parties to manufacture and assemble our products, which could cause delays in, or prevent us from, successfully developing and commercializing our products.
We currently have yet to plan to build the infrastructure or capability internally to manufacture and assemble our products. We currently contract with third-party companies to provide such services. We could experience manufacturing and assembly delays if our third-party manufacturers and assembly companies prioritize the supply of other products over our products or otherwise do not satisfactorily perform according to the terms of the agreement between us. Consequently, we could experience significant interruptions in the supply of our products, which could impair our ability to launch and supply our products at the levels required for successful market commercialization.

Increases in costs, disruption of supply, or shortage of materials, could harm our business.
We may experience increases in the cost of or a sustained interruption in the supply or shortage of materials for the production of our products. Any such increase, supply interruption, or shortage could materially and adversely impact our business, results of operations, prospects, and financial condition. Through our third-party manufacturers, we use various materials in our business, including various metals and lithium-ion cells from suppliers. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand. As a result, a competitors' increased production of electric vehicles and energy storage products could adversely affect our business and the results of operations.

The loss of key personnel could adversely affect our business, prospects, financial condition, and results of operations.

Our company's success will depend partly on our ability to retain key employees. The loss of the day-to-day involvement of these key employees, could have a material adverse effect on us. If key employees terminate their employment, our business activities might be adversely affected, and our business, financial condition, and results of operations could be adversely affected. In addition, we might not be able to locate suitable replacements for any such key employees who leave us or offer employment to potential replacements on reasonable terms.

If tariffs or other restrictions are placed on imports or any related countermeasures are taken by other countries, tariffs could harm our business and the results of operations.

The progress and continuation of trade negotiations between the United States and China remain uncertain, and a further escalation of the trade war remains possible. Geopolitical uncertainties and events could cause damage or disruption to international commerce and the global economy and thus adversely affect us, our suppliers, logistics providers, manufacturing vendors, and customers. Commodity prices may also cause political uncertainty and increase currency volatility, affecting economic activity. These tariffs have and will continue to have, an adverse effect on our results of operations and margins. We are unable to predict the magnitude, scope or duration of the imposed tariffs or the magnitude, scope or duration from any relief in increases to such tariffs, or the potential for additional tariffs or trade barriers by the United States, China or other countries, and any strategies we may implement to mitigate the impact of such tariffs or other trade actions may not be successful. Changes in domestic social, political, regulatory, and economic conditions or laws and policies governing foreign trade, manufacturing, development, and investment in the territories and countries where we currently develop and sell products, and any negative sentiments towards the United States as a result of such changes, could also adversely affect our business. For example, if the United States government withdraws or materially modifies existing or proposed trade agreements, places a more significant restriction on free trade generally, or imposes increases on tariffs on goods imported into the United States, particularly from the China, our business, financial condition and results of operations could be adversely affected. In addition, negative sentiments towards the United States among non-U.S. customers and non-U.S. employees or prospective employees could adversely affect sales or hiring and retention, respectively. The government's foreign policies may be volatile and result in rapid import changes. Export requirements, customs classifications, tariffs, trade sanctions, embargoes, or other retaliatory trade measures that may cause us to raise prices, prevent us from offering products or providing services to particular entities or markets, may cause us to make changes to our operations, or create delays and inefficiencies in our supply chain. Furthermore, if the U.S. government imposes new sanctions against certain countries or entities, such sanctions could sufficiently restrict our ability to market and sell our products and may materially adversely affect our results of operations.

If we cannot adequately control the costs associated with operating our business, including our costs of design, manufacturing, assembly, marketing, sales, distribution, and service, our business, prospects, financial condition, and operating results will

suffer.

We have made and will be required to continue to make significant investments in the design, manufacture, assembly, marketing, selling, distributing, and servicing of our products. If we cannot maintain a sufficiently low level of costs for designing, manufacturing, assembling, marketing, selling, distributing, and servicing our products relative to their selling prices, this cost could materially and adversely impact our operating results, gross margins, business, and prospects. There can be no assurances that our costs of producing and delivering our products will be less than the revenue we generate from sales at the time of the launch of such products or that we will ever achieve a positive gross margin on sales of any specific product.

In rare instances, lithium-ion battery cells, like the ones in our EVs, have caught fire or expelled smoke or flames. If our customers experience any of those issues, or if our EVs are perceived to produce those issues, it could have a negative effect on our reputation and business.

Our products contain lithium-ion cells, which, if not properly managed or subject to environmental stresses, can rapidly release the energy they contain by venting smoke and flames that can ignite nearby materials. This could result in bodily injury or death and could subject us to lawsuits, product recalls, or redesign efforts, which would be time-consuming and expensive and could harm our reputation and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Felicity Management Group LLC (Owned by Mauricio Diaz 50% / Diana Albadan 50%)	5,347,326	Class A Units	49.21%
Flin Holdings LLC (Owned by Federico Urdaneta 100%)	2,503,615	Class A Units	23.04%

The Company's Securities

The Company has authorized Class A Units, Class B Units, Class P Units, Convertible Note, and Class C Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 653,437 of Class C Units.

Class A Units

The amount of security authorized is 10,401,446 with a total of 10,401,446 outstanding.

Voting Rights

Class A Unit shall entitle the holder thereof to one (1) vote.

Material Rights

There are no material rights associated with Class A Units.

Class B Units

The amount of security authorized is 4,654,795 with a total of 4,654,795 outstanding.

Voting Rights

Class B Unit shall entitle the holder thereof to one (1) vote per ten (10) Units on all matters on which Members shall be entitled to vote.

Material Rights

There are no material rights associated with Class B Units.

Class P Units

The amount of security authorized is 2,119,675 with a total of 2,119,675 outstanding.

Voting Rights

There are no voting rights associated with Class P Units.

Material Rights

There are no material rights associated with Class P Units.

Convertible Note

The security will convert into Class b units and the terms of the Convertible Note are outlined below:

Amount outstanding: $9,019,865.00
Maturity Date: September 01, 2027
Interest Rate: 6.0%
Discount Rate: 35.0%
Valuation Cap: $55,000,000.00
Conversion Trigger: Maturity or Company Election

Material Rights

There are no material rights associated with Convertible Note.

Class C Units

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

The total number of units outstanding is 29,047,739 units, which includes 10,401,446 Class A Units, 4,654,795 Class B Units, 11,871,823 shares of Convertible Notes (which may convert into Class B Units), and 2,119,675 Class P Units.

What it means to be a minority holder

As a minority holder of Class C Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Units
  Type of security sold: Equity
  Final amount sold: $3,300,000.00
  Number of Securities Sold: 3,300,000
  Use of proceeds: Working Capital
  Date: June 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Units
  Type of security sold: Equity
  Final amount sold: $3,500,000.00
  Number of Securities Sold: 2,084
  Use of proceeds: Working Capital and M&A

Date: August 16, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $9,019,865.00
  Use of proceeds: Share buyback and working capital.
  Date: May 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We will be able to operate the business for approximately six (6) months without revenue generation. Revolution Brands is generating revenue at the moment in excess of 1MM minimum average per month. We have the financial resources today to maintain current levels but the company needs to raise money in order to grow the business. The company was incorporated in May 2021 but has been generating revenue since its creation.

Foreseeable major expenses based on projections:

Our major expenses will be personnel, occupancy, marketing, and manufacturing. We need to attract key talent in order to manage our business operations successfully and we need to hire new employees for our new distribution facility, our new retail stores, and our marketing in-house team. In terms of occupancy, we are expanding our distribution center and that will increase our rent expense as well as the scouting and securing new retail locations. In the case of our marketing efforts, we are investing in customer acquisition and customer service, expanding our digital presence in multiple channels, enhancing our ad spend, and building a robust team to support our e-commerce channels.

Future operational challenges:

We need to retain talent for our operations and future expansion, on the other hand, the company has to find retail spaces for the physical store expansion at the right prices. Investment in marketing has to be efficient and should provide a return to the company.

Future challenges related to capital resources:

The financial market situation is presenting a challenge for capital acquisition, capital resources become scarce and expensive and younger companies are exposed to more difficult conditions.

Future milestones and events:

We are in the process of expanding our manufacturing capabilities in order to introduce new products and innovative technologies that will create a positive impact on our gross margins. The expansion of our e-commerce strategy in global markets will provide exponential growth in our revenues. Our physical store growth will bring sustainable and predictable long-term planning for our business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of the end of November 2021, the Company has capital resources available in the form of a credit line for $5,000,000.00 for the Small Business Administration and $1,173,792.00 cash on hand excluding the proceedings from the campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support growth initiatives.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company and a majority of the funds with will be made up of funds raised.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate continuously. We expect the Company to be EBITDA-positive by 2023.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1 year.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including credit facilities for inventory purchases.

Indebtedness

- **Creditor:** Fernando Alonso Diaz
  Amount Owed: $1,195,989.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022

- **Creditor:** SBA
  Amount Owed: $5,000,000.00
  Interest Rate: 9.0%
  Maturity Date: September 23, 2032
  Secure debt against company assets

- **Creditor:** SBA
  Amount Owed: $34,500.00
  Interest Rate: 3.75%
  Maturity Date: June 18, 2050

- **Creditor:** IV M Investments LP
  Amount Owed: $500,000.00
  Interest Rate: 10.0%
  Maturity Date: July 05, 2024

Related Party Transactions

- **Name of Entity:** Felicity Management Group LLC
  Names of 20% owners: Mauricio Diaz, Diana Albadan

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Founding shareholder
Material Terms: Felicity Management Group LLC was a founding shareholder and previous owner of Simply EV and Smash Technologies

- **Name of Entity:** Flin Holding LLC
  Names of 20% owners: Federico Urdaneta
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Founding Shareholder
  Material Terms: Flin Holding was a previous shareholder of Simply EV and Smash Technologies

Valuation

Pre-Money Valuation: $54,900,226.71

Valuation Details:

The EV personal mobility segment is trading at high multiples. We have an experienced team, constant growth business units and a vertical integrated platform for recreational, commuting and commercial electric vehicles in 4 different product segments: electric scooters, electric bicycles, electric motorcycles and electric watercraft.

Some of our competitors are Rad Power Bikes, Juiced Bikes, Super 73, Sondors and Unagui Scooters. The valuations of similar companies are in the range of 5 times revenue up to 10 times revenue and higher. In our case, our valuation is approximately 4 times the revenue based on our 2022 revenue projections. There is no public data in terms of our private competitors' detailed financial information. For comparison purposes, Volcon Powersports is a Nasdaq public company trading at about 6 times its revenue at the present moment. We are using other precedent transactions and capital raises of similar companies to establish our valuation.

Revolution Brands has multiple product categories, including electric scooters, electric bicycles, electric motorcycles, electric watercraft, sustainable apparel, and accessories. This fact creates a differentiator as the company serves a wider range of consumers within the recreational, commute and commercial segments. We have more opportunities in terms of our business plan expansion as we are not depending on our category or one specific product.

The total number of units outstanding is 29,047,739 units, which includes 10,401,446 Class A Units, 4,654,795 Class B Units, 11,871,823 shares of Convertible Notes (which may convert into Class B Units), and 2,119,675 Class P Units.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,995.93, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  50.0%
  We will use 50% of the funds for working capital to cover expenses for the marketing campaigns as well as ongoing day-to-day operations of the Company.

- *Inventory*
  44.5%
  We will use 50% of the funds raised to purchase inventory for the Company's EV expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at revolutionbrands.us (www.revolutionbrands.co/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/revolutionbrands

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Revolution Brands International, LLC

[See attached]

REVOLUTION BRANDS INTERNATIONAL, LLC

CONSOLIDATED FINANCIAL STATEMENTS
FROM INCEPTION (MAY 28, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Revolution Brands International, LLC
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Revolution Brands International, LLC (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statement of operations, statement of members' equity (deficit), and cash flows for the period from Inception (May 28, 2021) to December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 25, 2022
Los Angeles, California

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	878,155
Acccount receivables, net		1,907,793
Inventory		1,248,302
Prepaids and Other Current Assets		737,925
Total current assets		**4,772,175**
Property and Equipment, net		20,394
Long Term Receivables		350,000
Intangible Assets		3,809,540
Security Deposit		25,019
Total assets	**$**	**8,977,129**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	298,028
Current Portion of Loans and Notes		1,407,738
Other Current Liabilities		33,631
Total current liabilities		**1,739,397**
Promissory Notes and Loans		33,250
Total liabilities		**1,772,647**
MEMBERS' EQUITY		
Members' Equity		7,204,482
Total Members' Equity		**7,204,482**
Total Liabilities and Members' Equity	**$**	**8,977,129**

See accompanying notes to financial statements.

REVOLUTION BRANDS INTERNATIONAL LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (May 28, 2021)		December 31, 2021
(USD $ in Dollars)		
Net revenue	$	6,051,031
Cost of goods sold		4,472,997
Gross profit		1,578,034
Operating expenses		
General and administrative		2,128,446
Sales and marketing		431,023
Total operating expenses		2,559,469
Operating income/(loss)		(981,435)
Interest expense		12,043
Other Loss/(Income)		1,801
Income/(Loss) before provision for income taxes		(995,279)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(995,279)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception date (May 28, 2021)	**$**	**-**
Capital Contribution		8,199,761
Net income/(loss)		(995,279)
Balance—December 31, 2021	**$**	**7,204,482**

See accompanying notes to financial statements.

REVOLUTION BRANDS INTERNATIONAL LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of inception (May 28, 2021)		**December 31, 2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(995,279)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property and equipment		29,173
Amortization of intangible assets		492,342
Changes in operating assets and liabilities:		
Account receivables, net		(1,907,793)
Inventory		(1,248,302)
Prepaids and Other Current Assets		(737,925)
Long Term Receivables		(350,000)
Security Deposit		(25,019)
Accounts Payable		298,028
Other Current Liabilities		33,631
Net cash provided/(used) by operating activities		**(4,411,145)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(49,567)
Purchases of Intangible Assets		(4,301,882)
Net cash provided/(used) in investing activities		**(4,351,449)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution		8,199,761
Promissory Notes and Loans		1,440,988
Net cash provided/(used) by financing activities		**9,640,749**
Change in cash		878,155
Cash—beginning of year		-
Cash—end of year	**$**	**878,155**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Revolution Brands International LLC was formed on May 28, 2021 in the state of Delaware. On June 1, 2021, Revolution Brands International LLC acquired 100% of Smash Technologies LLC and EV Toys LLC DBA Simply EV. On July 20, 2021, the Company Revolution acquired 100% of Kimoa International LLC. On the same date, July 20, 2021, the Company sells 30% interest of Kimoa in exchange for 100% in the Spanish company Quimoalar SL. The consolidated financial statements of Revolution Brands International LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

At Revolution Brands, we use sustainability and innovation to provide our consumers with a wide range of future-forward products. We are vertically integrating personal mobility across the recreation, commuting, and commercial markets using electric-powered technology and lifestyle products made from recycled material. Through our vertically integrated family of brands and products, we provide our customers with access to electric-powered transportation and lifestyle products. We design, manufacture, market, and distribute personal electric products, including electric scooters, electric bicycles, electric mopeds, electric motorcycles, electric watercraft, lifestyle products, and related accessories. Revolution Brands also has a logistics vertical that works as a 3PL company providing logistics to internal and external stakeholders. Electric mobility, electric recreational vehicles, lifestyle products and accessories sales are generated through 3 main channels, E-commerce B2C, wholesale B2B and our retail stores B2C.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $52,132.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods, parts and packages which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes website domains and application software, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when, or as, control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of six main product and service: electric mobility products, electric recreational vehicles, lifestyle products (sunglasses, t-shirts, hoodies and caps), accessories for scooters and bikes, service repairs and logistics services.

Cost of sales

Costs of goods sold include the cost of goods sold, warehousing, shipping, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2021 amounted to $431,023, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021
Finished goods	1,245,627
Parts	325
Packages	2,350
Total Inventories	**$ 1,248,302**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021
Prepaid Inventory	432,738
Prepaid Expenses	113,601
Interest Receivable	7,344
Pending insurance claims	139,375
Other Current Assets	44,867
Total Prepaids and Other Current Assets	**$ 737,925**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021
Accrued Interest	9,961
Tax Payable	18,595
Other current liabilities	5,075
Total Other Current Liabilities	**$ 33,631**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2021
Equipment	$	49,567
Property and Equipment, at Cost		**49,567**
Accumulated depreciation		(29,173)
Property and Equipment, Net	**$**	**20,394**

Depreciation expenses for property and equipment for the period from inception to December 31, 2021 and 2019 were in the amount of $29,173.

6. INTANGIBLE ASSETS

As of December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2021
Website Domains	$	122,309
Application Software		13,208
Trademarks		4,166,366
Intangible assets, at cost		**4,301,882**
Accumulated amortization		(492,342)
Intangible assets, Net	**$**	**3,809,540**

Entire intangible assets have been amortized. Amortization expenses for intangible assets for the period from inception to December 31, 2021 were in the amount of $492,342.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(492,342)
2023		(492,342)
2024		(492,342)
2025		(492,342)
Thereafter		(1,840,173)
Total	**$**	**(3,809,540)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
1225225 BC Ltd.	25.3%
SOL VERANO BLOCKER 1 INC	21.6%
Felicity Management Group LLC	15.2%
ICFR LLC	9.6%
FLIN Holdings LLC	10.7%
MANAGEMENT, CONSULTING & ADVIS	10.0%
Others	7.7%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Loan from SBAD TREAS	$ 34,400	3.75%	6/18/2020	6/18/2050	$ 767	$ 767	$ 1,150	$ 33,250	$ 34,400
Fernando Alonso Diaz- Promissory Note	€ 1,209,740.00	not set	8/4/2021	Repay on demand	$ -	$ -	$ 1,406,588	$ -	$ 1,406,588
Total					**$ 767**	**$ 767**	**$ 1,407,738**	**$ 33,250**	**$ 1,440,988**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 1,407,738
2023	1,150
2024	1,150
2025	1,150
2026	1,150
Thereafter	28,650
Total	**$ 1,440,988**

9. RELATED PARTY

The Company had long-term receivables from SLS LLC in the amount of $350,000, which was in the form of a promissory note with an interest rate of 8% and a maturity date set to December 31, 2022. In 2022, LT receivables converted into an investment in the equity of SLS LLC. Also, the Company purchased 100% shares in SLS LLC in exchange of 1,926,977 units in Revolution Brands International LLC. The fair value of units exchanged is $5,000,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 25, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company acquired 100% interest in the Company, SLS LLC, in exchange of 1,926,977 units in Revolution Brands International LLC. The fair value of units exchanged is $5,000,000.

In 2022, the Company purchased a website and Furniture & Fixture in exchange of 395,030 Class B Units in Revolution Brands International LLC. The fair value of units exchanged is $1,025,000.

In 2022, the Company issued 1,769,891 class P units that started to vest on January 1, 2022.

On June 30, 2022, the Company purchased 30% of House of Lithium in exchange for notes payable issued in the amount of $150,000.

On June 30, 2022, the Company purchased 100% of Sync Transport in exchange for notes payable issued in the amount of $5,017,764 and class B units in Revolution Brands International LLC which has a fair value estimated to $3,345,176.36.

In June 2022, the Company Simply Inc. filed for bankruptcy. Revolution has a capital investment in it and three notes receivable.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Revolution Brands is not live or open to the public at this moment.

INVEST IN REVOLUTION BRANDS TODAY!

Vertically Integrating Sustainable Personal Mobility

Revolution Brands is a vertically-integrated company envisioning a sustainable, electric-powered future in personal transportation and lifestyle products. During 2021 and after 6 ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


kimoa
REVOLUTION
BRANDS
Providing a wide range of future-forward products through sustainability and innovation

$0.00 Raised

REASONS TO INVEST

- The electric mobility market is valued at $230 billion and growing at a CAGR of 27.2%*, and we are already harnessing this growth with $6 million in revenue earned in our first year.
- We believe we are a unique company operating across the whole spectrum of the personal mobility segment including design, manufacturing, marketing, and distribution through our B2B and B2C outlets.
- We are led by a team with a clear strategy and decades of relevant experience, including our brand ambassador Fernando Alonso, a two-time F1 championship driver and leading figure in the sustainable space.

*Market information provided by GlobeNewswire (source)

Invest Now
$1.89 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$249.48	$54.9M

THE PITCH

At Revolution Brands, we use sustainability and innovation to provide our consumers with a wide range of future-forward products. We are vertically integrating personal mobility across the recreational, commuting, and commercial markets using electric-powered technology and lifestyle products made from recycled materials. Our steady growth rate has resulted in a few acquisitions, as well as further expanding our 32,000 square foot facility to a new 90,000 square foot distribution center.

Designing, Manufacturing, and Distributing Sustainable Personal Mobility



Sustainability holds the key to the future of mobility
Electric-powered transportation and lifestyle products made accessible

We founded Revolution Brands because we believe that sustainability holds the key to the future of mobility and lifestyle products. Through our vertically integrated family of brands and products, we provide our customers with access to electric-powered transportation and lifestyle products. We design, manufacture, and distribute a wide range of products including electric scooters, electric bicycles, electric mopeds, electric motorcycles, electric watercraft, lifestyle products, and related accessories.



Fernando Alonso
Two-time F1 Champion; Founder and Brand Ambassador
Mauricio Diaz
Co-founder and CEO
Alberto Fernández
Co-founder and Head of Design
John Klinger
Co-founder and Director of Sync Transport (MiniMotors) USA - LATAM
Federico Urdaneta
Co-founder and VP Finance & Operations
Isaac Morales
Co-founder, Logistics, Distribution, and Supply Chain Manager
Martin Gagliardi
Management Consultant on e-Commerce and Marketing
Scott Parra
Product development and Purchasing

THE PROBLEM & OUR SOLUTION

Using Vertical Integration to Deliver Sustainability to Our Consumers

We are building a new future for personal transportation by leveraging our team of vertically-integrated brands. By investing in us you are investing into the following brands:

SIMPLY·EV

Our distributor for B2B, retail and e-commerce across North America, including USA B2B distribution through Mini Motors USA

Smash Technologies

Our development and manufacturing arm of e-bikes, e-scooters, e-mopeds, and accessories

kimoa

Our lifestyle and sustainability brand, with products made from recycled materials including apparel, eyeware and accessories

SLS

Our supplychain and logistics company, handling transportation, customs brokerage, importing & exporting, fullfilment, distribution and warehousing



Leveraging our retail and e-commerce platform to

deliver our clients access to innovative electrical mobility and sustainable products

THE MARKET & OUR TRACTION

Rapidly Scaling in a New, Fast-Growing Industry

$230B	$6.93B	$43.17B
The Electric Mobility Market Value as of 2020	The Global Ethical Fashion Market Value as of 2021	The Logistics Market Value as of 2021

Our vertically integrated business model allows us to tap into multiple fast-growing, multi-billion dollar markets. The electric mobility market was valued at $230 billion as of 2020, growing at a CAGR of 27.2% and estimated to reach 1.5 trillion by 2028 (source). Meanwhile, the global ethical fashion market was valued at $6.93 billion as of 2021, and the logistics market was valued at $43.17 billion as of 2021 (source, source).

Earned $6 million in revenue in our first year of operations

with customers across all states in the US, with New York, Florida, Texas, and California as our primary markets



We are currently expanding our distribution capabilities with our new 90,000 square foot logistic center. Amongst our recent acquisitions, we have expanded our retail footprint with a second location, in the heart of Miami Beach, FL. We've strengthened our collaboration with Fernando Alonso, our brand ambassador, shareholder, and two-time F1 Champion.

WHY INVEST

Building the Future of Personal Mobility



REVOLUTION
BRANDS
Help us deliver sustainable options to our consumers

At Revolution Brands, we cover the entire spectrum within the electric personal mobility At Revolution Brands, we cover the entire spectrum within the electric personal mobility segment, positioning us for significant growth opportunities as the demand for micro mobility rises. With a seasoned team, significant brand ambassador partnerships, new distribution acquisitions, and our new distribution center, we are ready to deliver sustainable options to our consumers. Join us as we become leaders in the fast-growing, multi-billion electric mobility market.



Simply EV signs master distribution agreement with Segway
May 14th, 2021
May 28th, 2021
Revolution Brands International LLC is formed.
100% of Smash Technologies and Simply EV are incorporated into the company
June 1, 2021
July 20, 2021
Revolution Brands acquires 70% of Kimoa
Simply EV opens its flagship retail store in Miami, FL
Oct 15th, 2021
Dec 2021
Simply EV becomes a Super 73 bikes dealer
Revolution acquires SLS LLC, logistics business
Apr 15th, 2022
Apr 19th, 2022
Revolution acquires Segway Miami Store and name in Miami Beach, FL
Revolution Brands acquires remaining 30% interest in Kimoa
May 2nd, 2022
May 7th, 2022,
Kimoa launches its e-bike partnering with carbon fiber 3D printing company Arevo
The Company acquires Minimotors USA our scooter distribution business
June 30th, 2022
Simply EV becomes

Oct 2022

Simply EV becomes Aventon Bikes dealer

Kimoa signed a licensing agreement with Pelmark to provide clothing and accessories for Aston Martin Aramco Cognizant F1 Team

Nov 2022

ABOUT

HEADQUARTERS

10801 NW 97TH St Ste 9
Miami, FL 33178-2540

VALUATION

$54.9M

Revolution Brands is a vertically-integrated company envisioning a sustainable, electric-powered future in personal transportation and lifestyle products. During 2021 and after 6 months of operations, we achieved $6 million in revenue, during 2022 we have grown our business by 50% YoY. We founded Revolution Brands because we believe that sustainability holds the key to the future of mobility and lifestyle products. Through our vertically integrated family of brands and products, we provide our customers with access to electric-powered transportation and sustainable lifestyle products. We design, manufacture, and distribute through our B2B and B2C platforms a wide range of personal electric products, including electric scooters, electric bicycles, electric mopeds, electric motorcycles, electric watercraft, sustainable lifestyle products, and related accessories.

TEAM



Fernando Alonso
Two-time F1 Champion; Founder & Brand Ambassador

Spanish racing driver currently competing in Formula One. He won the series' World Drivers' Championship in 2005 and 2006 with Renault, and has also driven for Alpine, McLaren, Ferrari, and Minardi. Outside of the motorsport world he is a pure entrepreneur founding his own lifestyle brand Kimoa focused on sustainability.


kimoa
kimoa

Mauricio Diaz
Co-founder & CEO

20+ years of experience as an entrepreneur building and scaling global businesses and sustainable operations. He has 10 years of corporate experience working for Samsung Electronics and Panasonic Corporation managing consumer products.



Alberto Fernández
Co-founder & Head of Design

15+ years of experience as an Industrial Designer working for companies such as Ferrari and Kimoa. The experience acquired over the years has developed into strong interpersonal and management skills working closely with professional racing drivers such as Fernando Alonso.


kimoa
kimoa

Federico Urdaneta
Co-founder & VP Finance & Operations

Strategic growth driver, synergist, and quality visionary leader with more than 10 years of experience in operations. Leveraging entrepreneurial drive and market acumen for success in new-market ventures and tech-distribution. Over the years, Federico has managed overall retail operations across US and Latin America.



John Klinger
Co-founder & Director of Sync Transport (MiniMotors) USA - LATAM

Co-Founded Sync Transport DBA MiniMotors USA in 2018 as a distributor of the best performing and best built electric scooters available in the market. With a focus on customer service and satisfaction, Mr. Klinger has led the growth of MiniMotors USA to over 100 retailers on the B2B side across the US and also operates a direct to consumer marketplace of premium electric scooters through MiniMotorsUSA.com. Mr. Klinger is looking forward to continuing the growth of the company into the Caribbean and Central American market in 2023.

in



Isaac Morales
Co-founder & Logistics, Distribution and Supply Chain Manager

Isaac has 20+ years of experience in the logistics field. From corporate positions in Fortune 500 companies to Co funding and developing logistics ventures where he has demonstrated an outstanding record for business development, strategic vision and support of operations to deliver the highest level of service in his industry.

in



Martin Gagliardi
Management Consultant on e-Commerce & Marketing

A business leader with over 10 years of experience specializing in digital marketing and operations. Skilled at leveraging and optimizing business processes, marketing and operations expertise while adapting best practices to mid-cap / small-cap company budgets and resources to achieve desired results as well as growth and transformation.Over the years, Martin has had the privilege of working and partnering up with a wide range of brands, including: Monster Energy, Coca-Cola, Labatt, Diageo, etc.

in



Scott Parra
Product development & Purchasing

Scott has 10+ years of experience and successful achievement with retailers for consumer electronics and distribution for US and Latam. Today he is leading our product development projects such as peripherals, micro mobility and its accessories, focused on the end consumers.

TERMS
Revolution Brands

Overview

PRICE PER SHARE
$1.89

VALUATION
$54.9M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.48

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,995.93

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
5,291

SHARES OFFERED
Class C Units

MAX NUMBER OF SHARES OFFERED
653,437

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Revolution Brands International, LLC**
Corporate Address	:	**10801 NW 97TH St Ste 9, Miami, FL 33178-2540**
Offering Minimum	:	**$9,999.99**

Offering Maximum	:	**$1,234,995.93**
Minimum Investment Amount (per investor)	:	**$248.71**

Terms

Offering Type	:	**Equity**
Security Name	:	**Class C Units**
Minimum Number of Shares Offered	:	**5,291**
Maximum Number of Shares Offered	:	**653,437**
Price per Share	:	**$1.89**
Pre-Money Valuation	:	**$54,900,226.71**

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 10% bonus units.

Super Early Bird Bonus

Invest within the first week and receive an additional 8% bonus units.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus units.

Amount-Based:

$500+ | Bronze Tier

Invest $500+ and receive a 5% discount on the purchase of your personal electric vehicle on simplyev.com

$1,000+ | Silver Tier

Invest $1,000+ and receive 10% discount on the purchase of your personal electric vehicle on simplyev.com.

$2,500+ | Gold Tier

Invest $2,500+ and receive 3% additional bonus shares and 10% discount on the purchase of your personal electric vehicle on simplyev.com. Receive a lifetime 10% discount on any Simply EV accessories while you are a shareholder.

$10,000+ | Platinum Tier

Invest $10,000+ and receive 6% additional bonus shares and 10% discount on the purchase of your personal electric vehicle on simplyev.com. Receive a lifetime 10% discount on any Simply EV accessories while you are a shareholder. Receive a courtesy yearly service checkup on any electric vehicle within our portfolio.

$25,000+ | Diamond Tier

Invest $25,000+ and receive 10% additional bonus shares, 10% discount on the purchase of your personal electric vehicle on simplyev.com and one Zoom call with the Revolution Brands Board of Managers. Receive a lifetime 10% discount on any Simply EV accessories while you are a shareholder. Receive a courtesy yearly service checkup on any electric vehicle within our portfolio.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Revolution Brands International, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Class C Units at $1.89 / unit, you will receive 110 units, meaning you'll own 110 units for $189. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

TechCrunch

Formula 1's Fernando Alonso launches first e-bike at Miami Grand Prix

View Article

Speedway Digest

Formula E and Kimoa Launch Sustainable Sunglasses Collaboration

View Article

Essentially Sports

Fernando Alonso's Sustainable Kimoa Brand: Worth, Investors & His Share

View Article

Newswire

Two-Time F1 Champion Fernando Alonso's Kimoa Brand Acquired by SimplyEV Parent Company; Preferred Retailer For North America

View Article

Business Wire

Fernando Alonso will exhibit the custom 3D-printed carbon fiber composite bikes in the paddocks of the GRAND PRIX DE MONACO 2022.

View Article

Show More Press

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

startengine

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

REVOLUTION BRANDS INTERNATIONAL, LLC

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Dated as of January 31st, 2023

THE UNITS AND OTHER INTERESTS REPRESENTED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS AND OTHER INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

TABLE OF CONTENTS

REVOLUTION BRANDS INTERNATIONAL, LLC

LIMITED LIABILITY COMPANY AGREEMENT

This **THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** (this "Agreement") of Revolution Brands International, LLC, a Delaware limited liability company (the "Company"), is dated as of January 31, 2023 (the "Effective Date"), by and among the Company and the Members (as defined below).

RECITALS

WHEREAS, on May 28, 2021 (i) the Company was formed as a limited liability company pursuant to the Act by the filing of its Certificate of Formation with the Secretary of State of the State of Delaware and (ii) the Company amended its Limited Liability Company Agreement on December 20, 2022 (the "Second A&R Agreement"); and

WHEREAS, the parties hereto desire to enter into this Agreement to provide for, among other things, the management of the business and affairs of the Company, the allocation of profits and losses among the Members, the respective rights and obligations of the Members to each other and to the Company and certain other matters described herein.

NOW, THEREFORE, in consideration of the mutual promises made herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree that the Second A&R Agreement is hereby amended and restated in its entirety as follows:

AGREEMENT

ARTICLE 1
DEFINITIONS

For purposes of this Agreement, unless the context clearly requires otherwise: (a) certain capitalized terms have specifically defined meanings set forth below; (b) references to "Articles", "Exhibits" and "Sections" are to Articles, Exhibits and Sections of this Agreement unless explicitly indicated otherwise; (c) references to statutes include all rules and regulations thereunder, and all amendments and successors thereto from time to time; (d) the words "include", "includes" or "including" will be construed as being followed by "but not limited to" or "without limitation;" (e) references to any agreement, contract or schedule, unless otherwise stated, are to such agreement, contract or schedule as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (f) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; and (g) all pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person may require.

"Accredited Investor" has the meaning set forth in Rule 501 of the Securities Act.

"Act" means the Delaware Limited Liability Company Act (6 Del. C. § 18-101, *et seq*.).

"Affiliate" means with respect to any specified Person, (a) any Person that directly or through one or more intermediaries controls or is controlled by or is under common control with the specified Person or (b) any Person who is a general partner, member, managing director, manager, officer, director or principal of the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, and the terms "controls," "controlled" and "controlling" shall have corresponding meanings.

"Affiliate Indemnitors" is defined in Section 12.1(b).

"Affiliate Transferee" is defined in the definition of Permitted Transferee.

"Agreement" is defined in the Preamble.

"Applicable Tax Rate" means for any Fiscal Year, as determined by the Board of Managers based on information available to it, the highest effective combined federal, state, and local income tax rate (including the tax on net investment income under Section 1411 of the Code) for such Fiscal Year that applies to a Member on its allocable share of Net Taxable Income for such Fiscal Year (reflecting any reduced rate or deduction applicable to any class of income, other than any such reduced rate or deduction on account of Section 199A of the Code, and assuming such Member is an individual that resides in New York, New York) taking into account the deductibility of state and local income taxes for federal income tax purposes (and any applicable limitations on such deductibility); provided, that it shall be assumed for this purpose that no portion of any state and local taxes shall be deductible for so long as the limitation set forth in Section 164(b)(6)(B) of the Code remains applicable. For the avoidance of doubt, the Applicable Tax Rate for a Fiscal Year shall be the same for each Member.

"Asset Value" of any property of the Company means its adjusted basis for federal income tax purposes unless:

1. the property was accepted by the Company as a contribution to capital at a value different from its adjusted basis, in which event the initial Asset Value for such property means the gross Fair Value of the property; or

2. the property of the Company is revalued in accordance with Section 4.2, in which event the Asset Values for such property will equal the Fair Values established pursuant to such revaluation.

As of any date, references to the "then prevailing Asset Value" of any property means the Asset Value last determined for such property less the depreciation, amortization and cost recovery deductions taken into account in computing Net Profit or Net Loss in fiscal periods (or portions thereof) subsequent to such prior determination date.

"Available Cash" means all cash of the Company on hand at any given time, as determined after payment of all then due or past due Company expenses and obligations, other than cash which is (a) restricted from distribution under the terms of any agreement to which the Company is a party, or (b) added to or retained in Company reserves in the discretion of the Board of Managers. In determining the amount of Available Cash, the Board of Managers shall make a determination, as a prudent business person, of the amount of cash reserves reasonably necessary or appropriate to be established and/or maintained by the Company in furtherance of its authorized business purposes, considering both current and future or anticipated operating needs.

"Blocker Sale" has the meaning set forth in Section 10.5(a).

"Board of Managers" means the board of managers elected and determined as provided in Section 7.1.

"Business" means any business activity that the Company, any of its Subsidiaries conducts or has conducted as of the particular time in question.

"Business Days" is defined in Section 14.16.

"Capital Account" is defined in Section 4.1.

"Capital Contribution" means with respect to any Unit Holder, the sum of (a) the amount of money plus (b) the Fair Value of any other property (net of liabilities assumed or to which the property is subject) contributed to the Company with respect to the Interest held by such Unit Holder pursuant to this Agreement or that is attributable to any interest acquired by a Unit Holder from another Person.

"Cause" with respect to any Person, (a) has the meaning set forth in the most current and effective (or if there is no current, the most recent expired) Employment Agreement with the applicable Person, or, if such an agreement does not exist at such time or there is no definition assigned to "Cause" in such agreement, "Cause" shall have the meaning determined by the Board of Managers and (b) shall include the occurrence of any of the following with respect to such Person:

1. for so long as such Person is providing services to the Company or any of their respective Affiliates pursuant to the terms of any employment agreement, offer letter, consulting agreement or similar agreement (as applicable, with respect to any Person, such Person's "Employment Agreement," and the services contemplated to be performed by such Person therein, the "Services"), such Person's continued refusal to substantially perform the Services or to follow the lawful directions or instructions of the board (other than by reason of disability), after written notice identifying the deficiencies and a reasonable opportunity for cure of at least thirty (30) days duration;

2. such Person's termination of any Employment Agreement, other than as a result of death or permanent disability, on or prior to the fifth (5th) anniversary of the date hereof;

3. such Person's intentional misconduct and/or gross negligence in the performance of the Services to the Company or any of its respective Affiliates that results in material damages to the Company;

4. such Person's material breach of any other agreement between such Person or any of its Affiliates, on the one hand, the Company or any of its respective Affiliates, on the other, or any material Company (or Subsidiary) policies, practices and procedures and/or codes of ethics or business conduct, of which such Person has been made aware in writing, which is not cured after written notice and a reasonable opportunity for cure of at least thirty (30) days duration;

5. such Person's behaving in such a manner that is unprofessional, unethical, or is detrimental to the reputation, character, and standing of the Company or any of its respective Affiliates;

6. such Person's commission of any act of fraud, embezzlement, misappropriation, theft or material dishonesty involving the Company or its respective Affiliates;

7. such Person's exclusion from participation in federal health care programs, commission of any act of health care fraud or loss of medical license; and/or

8. such Person’s conviction of a felony or crime of moral turpitude, or the entry of a plea of guilty or nolo contendere to a felony or crime of moral turpitude.

“Certificate” means the Certificate of Formation of the Company and any amendments thereto and restatements thereof filed on behalf of the Company with the Delaware Secretary of State pursuant to the Act.

“Chairman” is defined in Section 7.1(a).

“Class” when used with reference to a Unit, means the class of Units of which such Unit is a part.

“Class A Unit” is defined in Section 3.2(a).

“Class A Unit Holder” means a Person in regard to such Person’s particular Interest in Class A Units.

“Class B Unit” is defined in Section 3.2(b).

“Class B Unit Holder” means a Person in regard to such Person’s particular Interest in Class B Common Units.

“Class B Units” means the Class B Common Units.

“Class C Unit” is defined in Section 3.2(e).

“Class C Unit Holder” means a Person in regard to such Person’s particular Interest in Class C Common Units.

“Class C Units” means the Class C Common Units.

“Class P Equity Plan” means an equity plan, as adopted on or about the date hereof by the Company providing for and reserving for issuance to Employees a number of Class P Units, as such Equity Plan may be amended, modified or restated from time to time. To date, such Equity Plan includes 2,119,676 units.

“Class P Participation Threshold” means for any Class P Unit, the participation threshold as determined by Board of Managers and set forth in the applicable Class P award agreement at the time of grant; provided that if the Class P Unit is intended to constitute a “profits interests” as defined in Revenue Procedure 93-27, 1993-2 C.B. 343, as clarified by Revenue Procedure 2001-43, 2001-2 C.B. 191 (or the corresponding requirements of any subsequent guidance promulgated by the Internal Revenue Service or other applicable law), the initial Class P Participation Threshold with respect to such Class P Unit shall at least equal the amount that would be distributed with respect to each Class A Unit (immediately prior to the issuance of such Class P Unit) pursuant to Section 5.1(b) if the Company sold its assets at the then Fair Value (as determined in good faith by Board of Managers), repaid its liabilities in accordance with their terms, and distributed any remaining proceeds under Section 5.1(b).

“Class P Unit” is defined in Section 3.2(c).

“Class P Unit Holder” means Employee’s particular Interest in Class P Units.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

"Company Repurchase Note" has the meaning set forth in Section 8.1(b).

"Company Repurchase Notice" has the meaning set forth in Section 8.1(b).

"Confidential Information" is defined in Section 9.4.

"Disability" with respect to any Person, has the meaning set forth in the current (or if there is no current, the most recent expired) Employment Agreement between the Company, any of its Subsidiaries, or any of its respective Affiliates, on the one hand, and the applicable Person, on the other hand, or if such an agreement does not exist at such time or there is no definition assigned to "Disability" in such agreement, Disability shall be determined in good faith by the Board of Managers.

"Distribution" means cash or property (valued at its Fair Value and net of liabilities assumed or to which the property is subject) distributed by the Company to a Unit Holder in respect of the Unit Holder's Interest whether by liquidating distribution, dividend or otherwise and does not include advisory fees, compensation or expense reimbursements paid to a holder of vested Units or their Affiliates or any redemption, repurchase, recapitalization or exchange or distribution of securities of the Company, any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding vested Units.

"Drag-Along Members" is defined in Section 10.4(a).

"Drag-Along Purchaser" is defined in Section 10.4(a).

"Dragging Member" is defined in Section 10.4(a).

"Effective Date" is defined in the Preamble.

"Election Notice" is defined in Section 3.7(b).

"Employee Class P Unit" means the interest of an Employee in Class P Units ; provided, that any class or group of Employee Class P Units will have the relative rights, powers and obligations set forth in the Employment Agreement.

"Employee Holder" means each Person who holds, directly or indirectly, Equity Interests of the Company and who, is also an employee or an independent contractor of the Company or its Subsidiaries.

"Employment Agreement" is defined in the definition of "Cause."

"Equity Interests" means (a) any share, depositary receipt or other certificate representing any capital stock or similar security, (b) any membership or other percentage interest, unit of participation or other equivalent (however designated) of an equity interest in any Person (in each instance, which may be uncertificated), and (c) any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, profit sharing arrangement, or other contractual obligations that would entitle the holder thereof to any share in the equity, profit, earnings, gains, losses, revenues or cash flows of such Person or any stock appreciation, phantom stock, profit participation or similar rights and other contractual obligations similar to such Equity Interests.

"Equity Plan" means the Class P Equity Plan.

"Exempted Person" is defined in Section 12.6.

"Fair Value" means:

1. as applied to any asset constituting cash or cash equivalents will be the amount of such cash or cash equivalents;

2. as applied to any asset constituting publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations will be the average, over a period of twenty-one (21) days consisting of the date of valuation and the twenty (20) consecutive Business Days prior to that date, of the average of the closing prices of the sales of such securities on the primary securities exchange on which such securities may at that time be listed, or, if there have been no sales on such exchange on any day, the average of the highest bid and lowest asked prices on such exchange at the end of such day, or, if on any day such securities are not so listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00 p.m., New York time, or, if on any day such securities are not quoted in the NASDAQ System, the average of the highest bid and lowest asked prices on such day in the domestic over the counter market as reported by the National Quotation Bureau Incorporated, or any similar successor organization;

3. as applied to any assets other than cash, cash equivalents, or publicly traded securities that may be immediately sold in the public markets without any restrictions or limitations will be the fair value of such assets, as determined by the Board of Managers, which will take into account any factors that it deems relevant; and

4. as applied to any Unit will be the fair value of such Unit, as determined in good faith by the Board of Managers and which will be calculated as the amount of Distributions which would be made in respect of such Unit upon a hypothetical liquidation of all of the assets of the Company, tangible and intangible, as of the date of determination in accordance with Section 11.3 and taking into account any other factors that it deems relevant including the Preferred Return.

"Fiscal Year" means the fiscal year of the Company, which will be the calendar year, or such other fiscal year as determined by the Board of Managers.

"Former Member" is any Unit Holder whose employment with the Company or any of its Subsidiaries, if applicable, has been terminated.

"Fully Exercising Member" is defined in Section 3.7(c).

"Good Reason" with respect to any Person, has the meaning set forth in the most current and effective (or if there is no current, the most recent expired) Employment Agreement with the applicable Person, or, if such an agreement does not exist at such time or there is no definition assigned to "Good Reason" in such agreement, "Good Reason" shall have the meaning determined by the Board of Managers.

"Immediate Family" means, with respect to any Member who is an individual, each parent, spouse or child (including those adopted) of such individual and each custodian or guardian of any property of one or more of such Persons in the capacity as such custodian or guardian.

"Indemnified Persons" is defined in Section 12.1.

"Interest" means, with respect to any Person as of any time, such Person's limited liability company interest in the Company, which includes the number of Units such Unit Holder holds and such Person's Capital Account balance.

"IRR" means internal rate of return, as calculated using the XIRR function of Microsoft Excel.

"Issuance Agreement" is defined in Section 3.2(a).

"Issuance Closing" is defined in Section 3.7(d).

"Issuance Date" means the date the applicable Units were issued by the Company.

"Issuance Notice" is defined in Section 3.7(b).

"Liabilities" means all liabilities of the Company which in accordance with U.S. generally accepted accounting principles should be carried as liabilities on the balance sheet of the Company.

"Manager" is defined in Section 7.1(a).

"Maximum Amount" is defined in Section 10.3(a).

"Member Nominee" is defined in Section 10.4(g).

"Members" means the Persons listed as Members on Exhibit A and any other Person that both acquires an Interest in the Company and is admitted to the Company as a Member, in each case so long as such Person continues to hold any Units and is not a Former Member.

"Net Loss" is defined in Section 5.5.

"Net Profit" is defined in Section 5.5.

"Net Taxable Income" means for any Member the amount of net taxable income allocated to a Member for any Fiscal Year (taking into account any adjustments under Section 704(c) of the Code, but not any adjustments under Section 743(b) of the Code) pursuant to this Agreement (less the amount of taxable losses allocated to such Member for prior Fiscal Years that have not reduced the computation of Net Taxable Income for a prior Fiscal Year). Net Taxable Income shall be computed excluding (a) any guaranteed payments to a Member in exchange for services rendered and (b) any income, gain, loss, or deduction recognized on a Sale of the Company. A Member's Net Taxable Income for any Fiscal Year shall be determined initially by the Company on the basis of figures set forth on Internal Revenue Service Form 1065 filed by the Company and the similar state or local forms filed by the Company for such Fiscal Year, but shall be subject to subsequent adjustment pursuant to audit, litigation, settlement, amended return or any similar event.

"Observer" is defined in Section 7.3.

"Other Eligible Member" is defined in Section 10.3(a).

"Participating Rights Member" is defined in Section 3.7.

"Permitted Transfer" means a Transfer to any Permitted Transferee pursuant to any in accordance with Section 10.2.

"Permitted Transferee" means (a) with respect to a Member or indirect owner of the Company that is an individual, one or more members of the Immediate Family of such Member, or to a trust for the benefit of such Member or indirect owner or one or more of the members of the Immediate Family of such Member or indirect owner, or to an entity owned by such Member or indirect owner or one or more of the members of the Immediate Family of such Member or indirect owner so long as the Person controlling such trust or entity is reasonably satisfactory to the Board of Managers; provided further that, such Member or indirect owner will retain voting control of such transferred Units, whether by proxy or other arrangement; and (b) with respect to all Members, any Affiliate of such Member (each an "Affiliate Transferee"); provided that if such Affiliate ceases to be an Affiliate of such Member, the ownership of the Interests Transferred to such Affiliate shall automatically revert back to such Member or indirect owner.

"Person" means an individual, partnership, joint venture, association, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, governmental entity, or any other legal entity.

"Preferred Return" means, with respect to any Class A Unit Holder as of any time, an amount determined on an annual basis equal to an eight percent (8%) IRR on such Class A Unit Holder's Unreturned Class A Capital Contributions and Preferred Return Distribution Deficit determined as of the date of which the Capital Contributions were made. The Preferred Return shall be cumulative and compounded annually on the last day of each Fiscal Year, shall be compounded for any period based on the actual number of days elapsed during such period in a three hundred and sixty-five (365) day year.

"Preferred Return Distribution Deficit" means the excess of such Class A Unit Holder's aggregate Preferred Return accrued on the Class A Units held by such Class A Unit Holder computed through the date of Distribution over the aggregate amount of Distributions made to such Class A Units prior to such date pursuant to Section 5.1(c)(i).

"Prospective Transferee" is defined in Section 10.3(a).

"Prospective Transferor" is defined in Section 10.3(a).

"Public Offering" means a public offering and sale of the common equity of the Company or any direct or indirect Subsidiary of the Company for cash registered under the Securities Act filed with the Securities and Exchange Commission on Form S-1 (or a successor form adopted by the Securities and Exchange Commission); provided that the following will not be considered a Public Offering: (a) any issuance of common equity interests as consideration for a merger or acquisition or (b) any issuance of common equity interests or rights to acquire common equity interests to existing equityholders or to employees of the Company or its Subsidiaries on Form S-4 or Form S-8 (or a successor form adopted by the Securities and Exchange Commission) or otherwise.

"Purchase Agreement" means that certain Unit Purchase Agreement, dated as of the Effective Date, by and among Felicity Management Group LLC, 1225225 BC Ltd., FLIN Holdings LLC, ICFR LLC, GBC Trading International Corp. and the Company.

"Purchase Notice" is defined in Section 10.4(a).

"Regulation Crowdfunding" has the meaning set forth in Section 3.2(e)(i).

"Regulations" means the Treasury regulations, including temporary regulations, promulgated under the Code.

"Regulatory Allocations" is defined in Section 5.6.

"Representative" means, with respect to any Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

"Required Tax Distribution Amount" is defined in Section 5.1(a)(i).

"Sale of the Company" means (a) the Transfer (in one or a series of related transactions) of all or substantially all of the Company's or any of its direct or indirect Subsidiary's assets to a Person or a group of Persons acting in concert, whether by asset sale, merger, consolidation or otherwise, (b) the Transfer (in one or a series of related transactions), other than a Permitted Transfer, of fifty percent (50%) or more of the outstanding Class A Units (or the equity of any of the Company's direct or indirect Subsidiaries) to a Person or a group of Persons acting in concert (whether by equity sale, merger, consolidation or otherwise), or (c) any liquidation, dissolution, or winding up of the Company; *provided*, *however*, a conversion from a limited liability company to a corporation shall not be deemed to be a Sale of the Company.

"Second A&R Agreement" is defined in the recitals.

"Securities Act" means the Securities Act of 1933 and applicable rules and regulations thereunder.

"Securities and Exchange Commission" means the U.S. Securities and Exchange Commission and any successor governmental agency or regulatory body.

"Separated Individual" means an Employee Holder who ceases to be employed by, or provide services to, the Company, any of its Subsidiaries, or any of their respective Affiliates.

"Spouse" means a husband, wife, or domestic partner, as applicable.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons will be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or will be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a "Subsidiary" of any Person will be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term "Subsidiary" refers to a Subsidiary of the Company.

"Tag Along Transfer" is defined in Section 10.3.

"Tax Distribution" is defined in Section 5.19(a).

"Transfer" means a sale, assignment, pledge, encumbrance, abandonment, disposition, mortgage, hypothecation, grant of security interest or other transfer, directly or indirectly, whether voluntarily or involuntary or by operation of law (or, when used as a verb, the corollary verb of the foregoing).

"Transfer Terms" is defined in Section 10.3(b).

"Transfer Tag-Along Notice" is defined in Section 10.3(b).

"Unit Holder" means a Person in regard to such Person's particular Interest in Units.

"Units" means each of the Class A Units, Class B Units and Class P Units, and any other class or series of units of the Company the authorization and issuances of which is approved by the Board of Managers.

"Unreturned Class A Capital Contributions" means, with respect to a Class A Unit Holder, as of the date of determination, an amount equal to the excess, if any, of (a) the aggregate amount of such Class A Unit Holder's Capital Contributions in respect of the Class A Units held by such Class A Unit Holder as indicated in Exhibit A, as amended from time to time, minus (b) the aggregate amount of prior Distributions made to such Class A Unit Holder pursuant to Section 5.1(b)(iii).

"Unvested Class P Unit" means a Class P Unit that is not a Vested Class P Unit.

"Vested Class P Unit" means a Class P Unit which corresponds to an Employee Class P Unit that has become vested and has not been forfeited or terminated pursuant to the terms, requirements, and provisions of the Employment Agreement, the Class P Equity Plan or the award agreement pursuant to which it was granted.

ARTICLE 2
FORMATION AND PURPOSE.

2.1. Formation. The Company was formed as of May 28, 2021 as a limited liability company in accordance with the Act by filing of the Certificate with the Delaware Secretary of State, upon the terms and subject to the conditions set forth in this Agreement. Upon the execution of this Agreement, the Members shall be deemed admitted as a Members of the Company, effective as of the date of the Company's formation. The rights and liabilities of the Unit Holders will be determined pursuant to this Agreement and, to the extent required by the Act, by the Act. To the extent that the rights or obligations of any Unit Holder are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement will, to the extent permitted by the Act, control.

2.2. Name. The name of the Company is "REVOLUTION BRANDS INTERNATIONAL, LLC". The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board of Managers deems appropriate. The Board of Managers will file, or will cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board of Managers considers appropriate.

2.3. Registered Office/Agent. The registered office required to be maintained by the Company in the State of Delaware pursuant to the Act will initially be the office and the agent so designated on the Certificate. The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the determination of the Board of Managers.

2.4. Term. The term of the Company will continue indefinitely unless sooner terminated as provided herein. The existence of the Company as a separate legal entity will continue until the cancellation of the Certificate as provided in the Act.

2.5. Purpose. The business of the Company will be to carry on any lawful business or activity, and to have and exercise all the powers, rights and privileges which a limited liability company organized pursuant to the Act may have and exercise.

2.6. Powers. The Company will possess and may exercise all of the powers and privileges granted by the Act or by any other law together with such powers and privileges as are necessary, advisable, incidental or convenient to, or in furtherance of the conduct, promotion or attainment of the business purposes or activities of the Company.

2.7. Certificate. The filing of the Certificate is hereby ratified and confirmed and the Person filing such Certificate is hereby designated as an authorized person within the meaning of the Act to execute, deliver and file the Certificate, and said Person and such other Persons as may be designated from time to time by the Board of Managers are hereby designated as authorized persons, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate or any certificate of cancellation of the Certificate and any other certificates and any amendments or restatements thereof necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

2.8. Principal Office. The principal executive office of the Company will be located at such place as the Board of Managers may establish, and the Board of Managers may change the location of the principal executive office of the Company to any other place, within or without the State of Delaware. The Board of Managers may establish and maintain such additional offices and places of business of the Company, either within or without the State of Delaware, as it deems appropriate.

2.9. No State-Law Partnership. The Unit Holders intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Unit Holder be a partner or joint venturer of any other Unit Holder by virtue of this Agreement, for any purposes other than as set forth in the immediately following sentence, and neither this Agreement nor any document entered into by the Company or any Unit Holder will be construed to suggest otherwise. The Unit Holders intend that the Company be treated as a partnership for federal and, if applicable, state or local income tax purposes, and the Company and each Unit Holder will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE 3
MEMBERSHIP, CAPITAL CONTRIBUTIONS AND UNITS.

3.1. Members. The Members of the Company will be listed on Exhibit A, as from time to time amended and supplemented in accordance with this Agreement. As of the date of this Agreement, each Member holds the number and classes of Units set forth on Exhibit A. Exhibit A may be amended from time to time by or at the direction of the Board of Managers, so that it sets forth the then current list of Members and/or such other information as the Board of Managers may determine to include from time to time (and notwithstanding anything to the contrary herein, such amendment shall not be deemed an amendment or modification to this Agreement or require the consent or any action by or on behalf of the Members). The Company will maintain a current list of Unit Holders, the total amount of Capital Contributions made by each such Unit Holder, the number and class of Units held by such Unit Holder and each Unit Holder's Capital Account balance.

3.2. Unit Holder Interests and Units. The Interests of the Unit Holders of the Company will be divided into Units. There will be multiple Classes of Units, which will initially consist of the following:

(a) *Class A Units*. Each "Class A Unit" will represent an Interest in the Company, and will have the powers, preferences, rights and restrictions set forth in this Agreement for the Class A Units (including the right to Distributions provided for in ARTICLE 5). Class A Units may be issued subject to vesting and other restrictions as may be set forth in any agreement pursuant to which such Class A Units are issued (each such agreement, an "Issuance Agreement").

(b) *Class B Units*. Each "Class B Unit" will represent an Interest in the Company, and will have the powers, preferences, rights and restrictions set forth in this Agreement for the Class B Units (including the right to Distributions provided for in ARTICLE 5).

(c) *Class P Units*. Each "Class P Unit" will represent an Interest in the Company and will have the powers, preferences, rights and restrictions set forth in this Agreement for Class P Units (including the right to Distributions provided for in ARTICLE 5). Class P Units shall be non-voting.

(i) The Class P Units are intended to constitute "profits interests" as that term is used in Revenue Procedure 93-27, 1993-2 C.B. 343. The provisions of this Agreement will be interpreted in accordance with such intent. The Class P Units issued to the Employees but unvested, will not be taken into account when allocations are made, and such allocations will be made *pro rata* with other members.

(ii) This Section 3.2(c) is intended to qualify as a compensatory benefit plan within the meaning of Rule 701 of the Securities Act (and any similarly applicable state "blue-sky" securities laws) and the issuance of Units as contemplated hereby is intended to qualify for the exemption from registration under the Securities Act provided by Rule 701 (and any similarly applicable state "blue-sky" securities laws); provided, that the foregoing will not restrict or limit the ability of the Company to issue any Class P Units pursuant to any other exemption from registration under the Securities Act available to the Company. The Company may make the Class P Units and any issuance thereof and any applicable equity agreement subject to the terms and conditions of any other equity incentive plan consistent with the terms of this Agreement, as may have been adopted by the Company.

(iii) Notwithstanding the provisions contained herein, the Board of Managers, in its sole discretion, may authorize that cash be paid to Employee (which payment will be made without pro rata distributions to the other Members) in exchange for the redemption, repurchase or other acquisition of Class P Units; provided, that the amount of cash so paid does not exceed the fair market value thereof (as determined by the Board of Manager); provided, further, that such cash payment will be used to redeem, repurchase or otherwise acquire from an Employee the Employee Class P Units representing a corresponding indirect interest in the Class P Units so redeemed, repurchased or otherwise acquired by the Company.

(iv) As a condition to each a person's receipt of Employee Class P Units such person should make a timely election under Section 83(b) of the Code in connection with the receipt of such Employee Class P Units and such person must agree to be bound by the Employee Agreement in writing in form and substance satisfactory to the Board of Managers.

(v) The Board of Managers shall have full power and authority, in its sole and absolute discretion, to (x) administer, construe, and interpret the Class P Equity Plan, any Class P Unit and all other documents relevant to the Class P Units issued thereunder, (y) establish, amend, rescind, and interpret such rules, regulations, agreements, guidelines, and instruments for the administration of the Class P Units as the Board of Managers deems necessary or advisable, and (z) correct any defect, supply any omission, or reconcile any inconsistency in any applicable Class P agreements or documentation in the manner and to the extent the Board of Managers shall deem it desirable to carry it into effect.

(vi) All actions taken and decisions and determinations made by the Board of Managers on all matters relating to Class P Units pursuant to the powers vested in it hereunder shall, be in the Board of Manager's sole and absolute discretion and shall be conclusive and binding on all parties concerned.

(vii) In the event of a Unit distribution, Unit split, or combination of Units, recapitalization, or merger in which the Company is the surviving entity (other than a reverse merger in which Units outstanding immediately preceding the merger are converted by virtue of the merger into other property), or other change in the Equity Interests without the receipt of consideration by the Company, the number and kind of Class P Units then outstanding or to be granted thereunder, the maximum number of Class P Units that may be delivered under this Section 3.2(c), the Class P Participation Threshold, and all other relevant provisions of outstanding Class P Units shall be proportionately adjusted, by the Board of Managers in good faith to the extent required to prevent dilution or enlargement of the rights of Class P Unit Holders; such determination by the Board of Managers shall be binding on all Persons. Adjustments pursuant to this Section 3.2(c)(vii) shall not require the consent of any Class P Unit Holder.

(d) Each Unit Holder authorizes the Partnership Representative to amend Section 3.2 to the extent necessary and advisable in the sole determination of the Board of Managers, to comply with the requirements of the Revenue Procedure as issued, provided that such amendment is not materially adverse to such Unit Holder (as compared with the after tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company). A Unit Holder's obligations to comply with the requirements of this Section 3.2 will survive such Unit Holder's ceasing to be a Unit Holder of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 3.2(d), the Company will be treated as continuing in existence.

(e) *Class C Units*. Each "Class C Unit" will represent an Interest in the Company, and will have the powers, preferences, rights and restrictions set forth in this Agreement for the Class C Units (including the right to Distributions provided for in ARTICLE 5). Class C Units shall be non-voting.

(i) The Class C Units shall be exclusively issued under Regulation Crowdfunding ("Regulation Crowdfunding") and Section 4(A)(6) of the Securities Act. The Board of Managers shall have full power and authority, in its sole and absolute discretion, to (x) establish, amend, rescind, and interpret such rules, regulations, agreements, guidelines, reporting requirements, forms, and instruments for the administration of the Class C Units as the Board of Managers deems necessary or advisable, and (y) correct any defect, supply any omission, or reconcile any inconsistency in any applicable Class C agreements or documentation in the manner and to the extent the Board of Managers shall deem it desirable to carry it into effect.

(ii) The Class C Units shall be subject to the transfer restrictions set forth in Section 10.6.

3.3. Member Voting; Meetings and Quorum. Except as otherwise expressly set forth in this Agreement or required by non-waivable provisions of applicable law, no Member, in its capacity as such, shall be entitled to participate in or vote on matters involving the management or the business of the Company, all such authority being vested in the Board of Managers. The Members shall be entitled to exercise only those rights specifically granted to them in this Agreement or to vote on such matters as may be required by this Agreement or non-waivable provisions of applicable law. Members, in their capacity as such, shall have no authority, express or implied, to bind the Company.

(a) *Voting*. In the event the approval of the Members, generally, is expressly required by this Agreement or by non-waivable provisions of applicable law, Class A Unit shall entitle the holder thereof to one (1) vote and Class B Unit shall entitle the holder thereof to one (1) vote per ten (10) Units on all matters on which Members shall be entitled to vote (the "Voting Units"). The Voting Units will constitute the same class of Interests for voting purposes under the Act and this Agreement. Class P Units and Class C Units shall be non-voting in all respects. Except to the extent this Agreement expressly requires otherwise, all actions, consents and approvals required by or of the Members will be effective only if taken by the holders a majority of the Voting Units and any such action, consent or approval may be taken without a meeting if the holders of a majority of the Voting Units consent thereto in writing or by electronic communication.

(b) *Meetings; Quorum*. The Members may hold meetings at such times and at such places (within or outside of the State of Delaware) as shall be determined by the Board of Managers from time to time. At all meetings of the Members, business shall be transacted in such order as shall from time to time be determined by the Sponsor Member or the Board of Managers. Attendance by a Member at a meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. Notice of such meeting shall be provided to each Member at least three (3) Business Days prior to such meeting.

3.4. Power and Authority of Members. Unless delegated such power in accordance with this Agreement, no Member shall, in its capacity as such, have the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company or to make any expenditures on behalf of the Company. The Members hereby consent to the exercise by the Board of Managers of the powers and rights conferred on it by applicable law and by this Agreement. Except as expressly required pursuant to the Act or as expressly set forth in this Agreement, the consent or vote of the Members shall not be required to approve any action of the Company.

3.5. Specific Limitations. No Unit Holder will have the right or power to: (a) except as approved by the Board of Managers and permitted pursuant to this Agreement, withdraw or reduce its Capital Contribution, (b) except as approved by the Board of Managers and permitted pursuant to this Agreement, make voluntary Capital Contributions or contribute any property to the Company other than cash, (c) bring an action for partition against the Company or any Company assets, (d) cause the dissolution of the Company, except as set forth in this Agreement or as required by the Act, or (e) require that property other than cash be distributed upon any Distribution. Except as otherwise expressly provided herein, no Unit Holder shall receive any interest with respect to its Capital Contributions and no such interest shall be accrued.

3.6. Additional Members and Units. Subject to Section 3.7 the Board of Managers may authorize and/or issue Units or Interests in the Company (including other Classes thereof having different rights) and admit Persons as Members in exchange for such contributions of capital (including commitments to make contributions of capital) or such other consideration (including past or future services) and on such terms and conditions (including vesting and forfeiture provisions) as the Board of Managers determines. Promptly following the issuance of Units or Interests, the Board of Managers will cause the books and records of the Company and Exhibit A to reflect the number of Units or Interests issued, any Members or additional Members holding such Units or Interests, and in the case of Units or Interests issued other than solely in connection with the performance of services, the Capital Contribution per Unit or Interest. Upon the execution of this Agreement or a counterpart to this Agreement, together with any other documents or instruments required by the Board of Managers in connection therewith, and the making of the Capital Contribution (if any) specified to be made at such time, a Person will be admitted to the Company as a Member of the Company.

3.7. Preemptive Rights.

(a) If the Board of Managers authorizes the issuance and sale of Units or Interests in the Company (other than issuances as provided in Section 3.7(e)), before commencing an offer of such Units or Interests, the Company shall first offer to sell to each Class A Unit Holder (each, a "Participating Rights Member") the right to purchase all or a portion of that number of such Units or Interests equal to (i) the total number of Units or Interests proposed to be sold multiplied by (ii) a fraction, the numerator of which shall be the number of Class A Units held by such Participating Rights Member and the denominator of which shall be the total number of Class A Units then outstanding.

(b) To implement the foregoing, at least fifteen (15) Business Days prior to the date of any such proposed issuance, the Company shall deliver a written notice (the "Issuance Notice") to the Participating Rights Members specifying in reasonable detail the number and type of Units and or Interests to be issued and the terms and conditions of the issuance. During such fifteen (15) Business Day period, the Participating Rights Members may elect to participate in the contemplated issuance at the same price per Unit or Interest (however denominated) and on the same terms by delivering written notice to the Company (an "Election Notice") prior to the proposed issuance date specifying the maximum amount of Units or Interests such Participating Rights Member desires to purchase. Delivery of an Election Notice shall constitute a binding commitment to purchase the number of Units or Interests specified therein.

(c) At the expiration of such fifteen (15) Business Day period if any Participating Rights Member fails to purchase or acquire all of the Units or Interests, as applicable, available to it, the Company shall promptly notify each Participating Rights Member who provided an Election Notice to purchase or acquire all Units or Interests, as applicable, available to it (each a "Fully Exercising Member") of the Units or Interests, as applicable, that the other Participating Rights Members failed to agree to purchase or acquire. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Member may, by giving notice to the Company, elect to purchase or acquire up to that portion of the Units or Interests, as applicable, that remain unpurchased based on the Fully Exercising Member's proportionate amount compared to ownership of Class A Units of all of the Fully Exercising Members. If the Sponsor Member is a Fully Exercising Member but elects not to purchase any additional securities, then all other Members shall be deemed to waive their right to purchase any additional securities pursuant to this paragraph.

(d) Upon the delivery of the Issuance Notice and subject to the provisions hereof, no more than sixty (60) days after the delivery of the Issuance Notice, the Company shall sell, and the Participating Rights Members electing to participate in such issuance pursuant to Sections 3.7(b) and 3.7(c) shall purchase, the amount of Units or Interests determined pursuant to Sections 3.7(b) and 3.7(c) at a mutually agreeable time and place and on commercially reasonable terms consistent with those set forth in the Issuance Notice (the "Issuance Closing"). At the Issuance Closing, the Company shall deliver to the electing Participating Rights Members the certificates or other instruments representing the issued securities (if certificated), free and clear of all liens and encumbrances, and the electing Participating Rights Members shall make customary investment representations to the Company and shall deliver to the Company the purchase price therefore by cashier's or certified check payable to the Company or by wire transfer of immediately available funds to an account designated by the Company.

(e) The rights set forth in this Section 3.7 shall not apply to:

(i) the issuance by the Company of Units on the date hereof;

(ii) the issuance of Units or Interests pursuant to an Equity Plan or Issuance Agreement;

(iii) the issuance of Units or Interests in connection with the acquisition of a business or commercial borrowings or leasings;

(iv) the issuance of Units or Interests upon conversion of convertible or exchangeable securities of the Company that are issued in compliance with this Agreement; and

(v) any subdivision of Units (including any Unit dividend or split) any combination of Units (including any reverse Unit split) or any recapitalization, reorganization or reclassification of the Company.

(f) The Company shall, after complying with its obligations under Section 3.7, be free at any time prior to six (6) months after the date of the Issuance Notice, to offer and sell to any Person the remainder of such securities proposed to be issued by the Company (and that the Participating Rights Members do not elect to purchase pursuant to this Section 3.7) on terms no less favorable to the Company than those specified in the Issuance Notice. If such sale or sales are not consummated within such six (6) month period, the Company shall not sell any securities not already purchased within such period without again complying with this Section 3.7.

(g) Notwithstanding the foregoing provisions of this Section 3.7 the Company may proceed with any issuance of Units or Interests prior to having complied with the provisions of Section 3.7; provided that the Company, will provide to each Participating Rights Member who would have been entitled to be given a Preemptive Notice in connection with such issuance (i) prompt notice of such issuance, (ii) the Preemptive Notice described in Section 3.7(a) in which the actual price per security of the issued Units or Interests, as applicable will be set forth, (iii) the Company takes all steps reasonably necessary to enable the Participating Rights Member to effectively exercise their respective rights under this Section 3.7 with respect to the purchase of such Units or Interests as if the foregoing provisions had been complied with respect thereto.

3.8. Capital Contributions. Each Unit Holder's Capital Contribution, if any, whether in cash or in-kind, and the number of Units issued to such Unit Holder will be as set forth in Exhibit A or in the agreement pursuant to which such Units were issued to such Unit Holder. Any in-kind Capital Contributions will be affected by a written assignment or such other documents as the Board of Managers will direct. Any Unit Holder making an in-kind Capital Contribution agrees from time to time to do such further acts and execute such further documents as the Board of Managers may direct to perfect the Company's interest in such in-kind Capital Contribution.

3.9. Certification. Units shall be issued in non-certificated form; provided that the Board of Managers may cause the Company to issue certificates to a Member representing the Units held by such Member.

3.10. Loans from Members. A loan by a Member to the Company shall not be considered to be a Capital Contribution. If any Member shall loan funds to the Company, then the making of such loan shall not result in any increase in the Capital Account balance of such Member. The amount of any such loan shall be indebtedness of the Company and shall be payable or collectible in accordance with the terms and conditions upon which such loan is made; provided that the terms and conditions of any Member loan shall be no less favorable to Company than a similar loan that could be obtained from a third party.

ARTICLE 4
CAPITAL ACCOUNTS.

4.1. Capital Accounts. A separate account (each, a "Capital Account") will be established and maintained for each Unit Holder which:

(a) will be increased by (i) the amount of any Capital Contribution by such Unit Holder to the Company and (ii) such Unit Holder's share of the Net Profit (or items thereof) of the Company; and

(b) will be reduced by (i) the amount of any Distribution to such Unit Holder and (ii) such Unit Holder's share of the Net Loss (or items thereof) of the Company.

In determining the amount of any liability for purposes of sub-clauses (a)(i) and (b)(i), Code Section 752 and any other applicable provisions of the Code and Regulations will be taken into account. It is the intention of the Unit Holders that the Capital Accounts of the Company be maintained in accordance with the provisions of Section 704(b) of the Code and the Regulations thereunder and that this Agreement be interpreted consistently therewith. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Unit Holders, and shall have no effect on the amount of any distributions to any Unit Holder, in liquidation or otherwise. Notwithstanding the foregoing, if any Unit Holder transfers cash to the Company in satisfaction of such Members indemnification obligations under the Purchase Agreement (or other applicable purchase agreements), such Member's Capital Contribution shall be adjusted such that, after taking into account (x) the cash paid by such Member in satisfaction of its indemnification obligation, and (y) the losses and other adjustments, if any, allocated to each of the Members by reason of the incurrence of the loss giving rise to such indemnification payment, the Capital Account balance of each Member equals the balance that would have existed in each such Member's Capital Account if such indemnified loss has not occurred and if such indemnification payment had not been made by the Member to the Company. In no event will any Unit Holder be required to make up any deficit balance in such Unit Holder's Capital Account upon the liquidation of such Unit Holder's Interest or otherwise.

For purposes of this Agreement, a Member's Capital Contribution shall include any portion of the transaction expenses borne by such Member in connection with the Purchase Agreement, and any such expenses shall be treated as having been paid by the Company and shall be allocated to the appropriate Member bearing such expense or portion thereof.

4.2. Revaluations of Assets and Capital Account Adjustments. Unless otherwise determined by the Board of Managers, (i) immediately preceding the issuance of additional Units in exchange for cash, other property, or services to a new or existing Unit Holder, (ii) upon the redemption or repurchase of the vested Units or Interests of any Unit Holder pursuant to ARTICLE 8, (iii) the grant to a Unit Holder of any Class P Units or (iv) the liquidation of the Company, the then prevailing Asset Values of the Company will be adjusted to equal their respective gross Fair Value and any increase in the net equity value of the Company (Asset Values less Liabilities) will be credited to the Capital Accounts of the Unit Holders in the same manner as Net Profits are credited under Section 5.5(b) (or any decrease in the net equity value of the Company will be charged in the same manner as Net Losses are charged under Section 5.5(b)). Accordingly, as of any time Asset Values are adjusted pursuant to this Section 4.2, the Capital Accounts of Unit Holders will reflect both realized and unrealized gains and losses through such date and the net equity value of the Company as of such date.

4.3. Additional Capital Account Provisions. Except as otherwise agreed to in writing by the Company and any Unit Holder, no Unit Holder will have the right to demand a return of all or any part of such Unit Holder's Capital Contributions. Any return of the Capital Contributions of any Unit Holder will be made solely from the assets of the Company and only in accordance with the terms of this Agreement. No interest will be paid to any Unit Holder with respect to such Unit Holder's Capital Contributions or Capital Account. In the event that all or a portion of the Units of a Unit Holder are transferred in accordance with this Agreement, the transferee of such Units will also succeed to all or the relevant portion of the Capital Account of the transferor (based on the ratio of the number of Units held by the transferor immediately before the transfer to the number of Units transferred), and will be treated as having made any Capital Contributions, and received any Distributions, made or received with respect to such transferred Units while such Units were held by the transferor. Units held by a Unit Holder may not be transferred independently of the Interest to which the Units relate.

ARTICLE 5
DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS.

5.1. Distributions.

(a) Tax Distributions.

(i) Notwithstanding anything to the contrary in Section 5.1(b) or Section 5.1(c), the Company shall distribute to each Member, with *vested membership interests,* for each Fiscal Year an amount of Available Cash equal to (A) the Net Taxable Income of such Member for such Fiscal Year multiplied by (B) the Applicable Tax Rate (any amount that is required to be distributed to each Member pursuant to this Section 5.1(a)(i) for a Fiscal Year, the "Required Tax Distribution Amount"). The Required Tax Distribution Amount for any Member for any Fiscal Year shall be appropriately adjusted to reflect allocations of Tax credits (and Tax credits recapture) of the Company for such Fiscal Year.

(ii) During each Fiscal Year, the Company shall use commercially reasonable efforts to distribute to each Member, with *vested membership interests,* a reasonable estimate of such Member's Required Tax Distribution Amount for such Fiscal Year. Distributions of the estimated Required Tax Distribution Amount shall be made at times determined by the Board of Managers; provided, however, for any Fiscal Year that is twelve (12) months, the Company shall use commercially reasonable efforts to distribute the estimated Required Tax Distribution Amount in four (4) quarterly installments to correspond with estimated income tax obligations.

(iii) If (A) a Member's actual Required Tax Distribution Amount for a Fiscal Year exceeds the total Tax Distributions received by such Member in respect of such Fiscal Year, then the Company shall distribute such excess to the Member on or around the date the IRS Form K-1 is filed (or, if such adjustment is as a result of an audit, litigation, settlement, or amended return, at the time of such determination), and (B) if the total Tax Distributions received by such Member in respect of the applicable Fiscal Year exceeds such Member's actual Required Tax Distribution Amount for such Fiscal Year, such excess shall be credited against and reduce the subsequent Distributions to such Member under this Section 5.1(a).

(iv) Unless otherwise determined by the Board of Managers, no Member shall be entitled to any further Tax Distributions with respect to any Unit (or portion thereof) (or Net Taxable Income allocated to such Member on account of owing a Unit (or any portion thereof)) that has been repurchased or redeemed, cancelled or forfeited. To the extent a Unit (or portion thereof) is transferred, the Board of Managers, in its reasonable discretion, shall apportion the Tax

Distributions to be made as a result of owning such Unit (or portion thereof) between the transferor and transferee.

(v) If, at the time of a Sale of the Company, or redemption or repurchase by the Company, a Member has an excess amount as provided in Section 5.1(a)(iii)(A), Distributions shall be made prior to the Sale of the Company, or redemption or repurchase by the Company, in accordance with such excess amount until such excess amount is reduced to zero. If at the time of a Sale of the Company, or redemption or repurchase by the Company, a Member has an excess amount as provided in Section 5.1(a)(iii)(B), appropriate adjustment shall be made so that the Member reimburses the Company for such excess.

(vi) Any amount actually distributed pursuant to this Section 5.1(a) (including to the extent offset under Section 5.1(g) shall be a "Tax Distribution". Tax Distributions paid to a Member shall be treated as an advance of the distributions otherwise distributable to such Member pursuant to Section 5.1, which amounts shall be reduced by the amount distributed as a Tax Distribution to such Member pursuant to this Section 5.1.

(b) *Distributions Other than in Connection with a Sale*. Subject to the provisions of this ARTICLE 5, including Section 5.1(a) and Section 5.1(c), the Board of Managers shall have the authority to determine the timing and the aggregate amount of any Distributions to the Members. Other than with respect to Tax Distributions and Distributions in accordance with Section 5.1(c), the Company shall make all Distributions to the Members in the following order of priority (with each determination made as of the time of the Distribution):

(i) first, one hundred percent (100%) to the Class A Unit Holders, *pro-rata* among such holders (in proportion to their respective Preferred Return Distribution Deficit), until each Class A Unit Holder's Preferred Return Distribution Deficit has been reduced to zero; and

(ii) second, one hundred percent (100%) to the holders of Class A Units, Class B Units, Vested Class P Units, and Class C Units, *pro-rata* among such holders (in proportion to the number of Units held by each holder as compared to all issued and outstanding Class Units, Class B Units, Vested Class P Units, and Class C Units).

(c) *Sale Distributions*. In the case of any Distributions (x) of the proceeds of a liquidation of the Company pursuant to Section 12.3 or (y) arising out of a Sale of the Company, all Distributions shall be made in the following manner:

(i) first, one hundred percent (100%) to the Class A Unit Holders, *pro-rata* among such holders (in proportion to their respective Unreturned Class A Capital Contributions), until the amount of each such Class A Unit Holder's Unreturned Class A Capital Contributions has been reduced to zero;

(ii) second, one hundred percent (100%) to the Class A Unit Holders, *pro-rata* among such holders (in proportion to their respective Preferred Return Distribution Deficit), until each Class A Unit Holder's Preferred Return Distribution Deficit has been reduced to zero (including any distributions made pursuant to Section 5.1(b)(i) and (ii), Section 5.1(c)(i), and this Section 5.1(c)(ii));

(iii) third, one hundred percent (100%) to the holders of Class A Units, Class B Units, Vested Class P Units, and Class C Units, *pro-rata* among such holders (in proportion to the number of Units held by each holder as compared to all issued and outstanding Class Units, Class B Units, Vested Class P Units, and Class C Units).

Notwithstanding anything to the contrary in this Agreement, no Distribution shall be made under Sections 5.1(b)(ii) or Section 5.1(c)(iii) in respect of any Vested Class P Unit until the cumulative Distributions made pursuant to Section 5.1(b) and Section 5.1(c), since the issuance of such Vested Class P Unit (as applicable) exceeds the Class P Participation Threshold applicable to such Vested Class P Unit (as applicable).

(d) *Provisions Regarding Class P Units*.

(iv) Notwithstanding anything to the contrary herein, all Distributions made to the Employee with respect to Vested Class P Units will be distributed to the applicable, corresponding holders of the Employee Class P Units. For the avoidance of doubt, the Employee (and no other Member), on account of its Unvested Class P Units shall be entitled to any Distribution (other than Tax Distributions pursuant to Section 5.1(a)) unless and until a Class P Unit becomes a Vested Class P Unit. Notwithstanding the foregoing, to the extent provided under any award agreement for Employee Class P Units, in the event that one or more amounts are not distributed with respect to an Unvested Class P Unit pursuant to the foregoing sentence, and such Unvested Class P Unit subsequently becomes a Vested Class P Unit, then, provided such Employee is not a Separated Individual, all Distributions to be made under Sections 5.1(b)(iv) or Section 5.1(c)(ii), as applicable) to the Employee holding corresponding Employee Class P Units shall be made first Class P Unit following the vesting of such Class P Unit, such that, on a cumulative basis, the Distributions made with respect to such applicable Class P Unit equals the Distributions that would have been distributed with respect to such Class P Unit if it had been a Vested Class P Unit beginning on the date of its original issuance.

(v) The Members intend that Distributions to Employee (including Distributions in accordance with Article XII hereof) with respect to Class P Units, in each case, be limited to the extent such Class P Units are vested.

(vi) An Employee holding an unvested Employee Class P Unit (in accordance with the terms of the Employee Agreement) will only be entitled to receive a distribution from in respect of such unvested Employee Class P Unit in an amount equal to the applicable portion of the Tax Distributions (if any) made with respect to corresponding Class P Units pursuant to Section 5.1(a).

(e) *Erroneous Distributions*. If the Company has, pursuant to any clear and manifest accounting or similar error, paid any Unit Holder an amount in excess of the amount to which it is entitled pursuant to this ARTICLE 5, such Unit Holder will reimburse the Company to the extent of such excess, without interest, within thirty (30) days after demand by the Company.

(f) Distributions In Kind. The Company may make Distributions, wholly or partly, in property other than United States dollars, but only if such property is stock of any publicly traded corporation and freely-transferrable immediately after such Distribution; provided, however, (i) any Distribution composed of cash and property shall be Distributed in the same proportions to the Members entitled to such Distributions, and (ii) if the Company makes a Distribution of securities, the Company shall use commercially reasonable efforts to provide the Members receiving such securities with the same rights and obligations as the Members have with respect to their Units at the time of such Distribution. For all purposes of maintaining Capital Accounts, (x) any property (other than United States dollars) distributed in kind to one or more Members shall be deemed sold for cash (denominated in United States dollars) equal to its Fair Market Value (net of any relevant liabilities secured by such property) and, (y) subject to Section 5.1(a) and Section 5.1(b), any unrealized Net Profit or Net Loss inherent in such property shall be treated as recognized gain or loss for purposes of determining Net Profits or Net Losses of the Company for the Taxable Year (or other relevant period) of the Distribution.

(g) Draws. To the extent a Member would be distributed, during a Taxable Year, an amount in excess of the maximum amount which could be distributed to a Member without causing the Member otherwise to recognize gain under Code Section 731(a), such distribution shall, to the extent possible pursuant to Treasury Regulation Section 1.731-1(a)(1)(ii), be treated as an advance or draw against such Member's allocation of profits (or items of income or gain) for the Taxable Year in which the Distribution is made.

(h) Withholding Taxes; Taxes on Behalf of a Member. If the Company is required by law to pay any tax that is specifically attributable to any Member (or direct or indirect equity holder of such Member), including withholding taxes and payments required to be made pursuant to Section 11.3, then such Member shall indemnify and reimburse the Company for such tax (and any related interest and penalties). For the avoidance of doubt, any taxes payable by the Company that are referred to in this Section 5.1(h) shall include any taxes, penalties, and interest payable under Sections 6221 through 6241 of the Code. The Company may offset Distributions (including Tax Distributions) and other amounts which any Member is otherwise entitled to receive under this Agreement against a Member's indemnification obligations under this Section 5.1(h) and, to the extent offset, such amount shall for all purposes of this Agreement (other than as necessary to properly maintain Capital Accounts or to properly determine the allocations of Net Profits and Net Losses) be treated as distributed or otherwise paid to such Member. A Member's obligation to pay or indemnify for a tax (and related interest and penalties) shall survive the Member selling or otherwise disposing of its interest in the Company and the termination, dissolution, liquidation, or winding up of the Company. Any indemnity or payment pursuant to this Section 5.1(h) shall not be treated as a Capital Contribution but shall, to the extent necessary to properly maintain Capital Accounts, increase a Member's Capital Account.

(i) Limitations on Distributions. Notwithstanding any other provision of this Section 5.1, no Distribution (including Tax Distributions) shall be made if (i) it would violate any law, rule, regulation, order, or directive of any Governmental Authority then applicable to the Company, or (ii) following the Distribution, the Company and its direct and indirect Subsidiaries would not have sufficient Available Cash to operate in the ordinary course of business or such Distribution otherwise would jeopardize its ability to satisfy any obligation or liability of the Company or such Subsidiary.

(j) No Limitation on Other Provisions. Nothing in this Section 5.1 shall preclude the Company from making (i) "guaranteed payments" to Members that provide services to the Company in exchange for such services in the ordinary course of business consistent with past practices to the extent otherwise permitted hereunder, (ii) redeeming any Unit to the extent otherwise permitted hereunder, (iii) reimbursing a Member for expenses incurred on behalf of the Company or otherwise indemnifying a Member as provided for in this Agreement, or (iv) otherwise making a payment to any Member that does not constitute a Distribution to the extent otherwise permitted hereunder.

5.2. No Violation. Notwithstanding any provision to the contrary contained in this Agreement, the Company will not make a Distribution to any Unit Holder on account of such Unit Holder's Interest in the Company if such Distribution would violate Section 17-607 of the Act or other applicable law.

5.3. Withholding; Tax Indemnity. All amounts withheld pursuant to the Code or any federal, state, local or non-U.S. tax law with respect to any payment, distribution or allocation to a Unit Holder, or which the Company is otherwise obligated to pay to any governmental agency (including any interest, penalties and expenses associated with such payments) in connection with any Unit Holder's Transfer of Units or because of the status of a Unit Holder of the Company, will be treated as amounts paid to such Unit Holder for all purposes of this Agreement. The Board of Managers is authorized to withhold from Distributions to Unit Holders, or with respect to allocations to Unit Holders, and in each case to pay over to the appropriate federal, state, local or non-U.S. government any amounts required to be so withheld. For the avoidance of doubt, any taxes payable by the Company that are referred to in this Section 5.3 shall include any taxes, penalties, and interest payable under Code Sections 6221 through 6241. The Board of Managers will allocate any such amounts to the Unit Holders in respect of whose Distribution or allocation the tax was withheld and will treat such amounts as actually distributed to such Unit Holders. Each Unit Holder further agrees to indemnify the Company in full for any amounts paid pursuant to this Section 5.3 (including any interest, penalties and expenses associated with such payments), and at the option of the Board of Managers, (i) each Unit Holder will promptly upon notification of an obligation to indemnify the Company pursuant to this Section 5.3 make a cash payment to the Company equal to the full amount to be indemnified (and the amount paid will be added to such Unit Holder's Capital Account to the extent necessary to properly maintain Capital Accounts but will not be treated as a Capital Contribution) with interest to accrue on any portion of such cash payment not paid in full when requested, calculated at a rate equal to ten percent (10%) per annum, compounded as of the last day of each year (but not in excess of the highest rate per annum permitted by law) or (ii) future distributions to such Unit Holder (including Tax Distributions and the proceeds of any liquidation otherwise payable to that Unit Holder) will be reduced by an aggregate amount equal to the full amount to be indemnified. The liability and obligations of a Member under this Section 5.3 shall survive any sale, exchange, liquidation, withdrawal, retirement or other disposition of such Member's (including former Member's) membership interest in the Company and/or the termination, dissolution, liquidation, and winding up of the Company.

5.4. Property Distributions and Installment Sales. If any assets of the Company will be distributed in-kind pursuant to this ARTICLE 5, such assets will be distributed to the Unit Holders entitled thereto in the same proportions as the Unit Holders would have been entitled to cash Distributions. The amount by which the Fair Value of any property to be distributed in-kind to the Unit Holders exceeds or is less than the then prevailing Asset Value of such property will, to the extent not otherwise recognized by the Company, be taken into account in determining Net Profit and Net Loss and determining the Capital Accounts of the Unit Holders as if such property had been sold at its Fair Value immediately prior to such Distribution. If any assets are sold in transactions in which, by reason of Section 453 of the Code, gain is realized but not recognized, such gain will be taken into account when realized in computing gain or loss of the Company for purposes of allocation of Net Profit or Net Loss under this ARTICLE 5.

5.5. Net Profit or Net Loss.

(a) *Definitions*. The "Net Profit" or "Net Loss" of the Company for each Fiscal Year or relevant part thereof means an amount equal to the Company's taxable income or loss for federal income tax purposes for such period (including all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax will constitute Net Profits, and any expenses or expenditures of the Company which may neither be deducted nor capitalized for tax purposes (or are so treated for tax purposes) will constitute Net Losses.

(ii) Gain or loss attributable to the disposition of property of the Company with an Asset Value different than the adjusted basis of such property for federal income tax purposes will be computed with respect to the Asset Value of such property, and any tax gain or loss not included in Net Profit or Net Loss will be taken into account and allocated for federal income tax purposes among the Unit Holders pursuant to Section 5.7.

(iii) Depreciation, amortization or cost recovery deductions with respect to any property with an Asset Value that differs from its adjusted basis for federal income tax purposes will be computed in accordance with Asset Value, and any depreciation allowable for federal income tax purposes will be allocated in accordance with Section 5.7.

(iv) If the Company makes an election under Section 754 of the Code to provide a special basis adjustment upon the transfer of an Interest in the Company or the distribution of property by the Company, Capital Accounts will be adjusted to the limited extent required by the Regulations under Section 704 of the Code following such transfer or distribution.

(v) Any items that are required to be specially allocated pursuant to Section 5.6 will not be taken into account in determining Net Profit or Net Loss.

(b) *Allocations of Net Profit and Net Loss*. The Net Profit and Net Loss of the Company for any relevant fiscal period or, in the reasonable discretion of the Board of Managers to the extent necessary to accomplish the purpose of this Section 5.5(b), gross items of income, gain, deduction, and loss constituting such Net Profit and Net Loss, will be allocated to the Capital Accounts of the Unit Holders so as to ensure, to the extent possible, that the Capital Accounts of the Unit Holders as of the end of such fiscal period, as increased by the Unit Holders' shares of "minimum gain" and "partner minimum gain" (as such terms are used in Regulation Section 1.704-2) not otherwise required to be taken into account in such period, are equal to the aggregate Distributions that Unit Holders would be entitled to receive (assuming all Units are vested) if all of the assets of the Company were sold for their Asset Values, all liabilities of the Company were repaid from the proceeds of sale (limited with respect to each nonrecourse liability to the Asset Value reflected in the Members' Capital Accounts for the asset securing such liability) and the net remaining proceeds were distributed as of the end of such accounting period in accordance with Section 5.1(b). The allocations made pursuant to this Section 5.5 are intended to comply with the provisions of Section 704(b) of the Code and the Regulations thereunder and, in particular, to reflect the Unit Holders' economic interests in the Company as set forth in Section 5.1, and this Section 5.5 will be interpreted in a manner consistent with such intention.

5.6. Regulatory Allocations. Although the Unit Holders do not anticipate that events will arise that will require application of this Section 5.6, provisions governing the allocation of taxable income, gain, loss, deduction and credit (and items thereof) are included in this Agreement as may be necessary to provide that the Company's allocation provisions contain a qualified income offset (as defined in Section 1.704-1 (b)(2)(ii)(d) of the Regulations) and comply with all provisions of the Code and applicable Regulations relating to the allocation of deductions attributable to "nonrecourse deductions" and "nonrecourse liabilities" (each as defined in Section 1.704-2(b) of the Regulations) and the chargeback thereof, including "partnership minimum gain" (as defined in Section 1.704-2(b) and 1.704-2(d) of the Regulations) and "partner nonrecourse debt minimum gain" (as defined in Section 1.704-2(i)(3) of the Regulations) (collectively, the "Regulatory Allocations"). Accordingly, this Section 5.6 shall be interpreted as if each Regulatory Allocation has been specifically included herein. All adjustments to the Capital Accounts and the Company's allocation of Net Profits and Net Losses shall comply with the Regulations under Section 704(b) of the Code; provided, however, the Unit Holders intend that all Regulatory Allocations that may be required will be offset by other Regulatory Allocations or special allocations of tax items so that each Unit Holder's share of the Net Profit, Net Loss and capital of the Company will be the same as it would have been had the events requiring the Regulatory Allocations not occurred. For this purpose the Board of Managers, based on the advice of the Company's auditors or tax counsel, is hereby authorized to make such special curative allocations of tax items as may be necessary to minimize or eliminate any economic distortions that may result from any required Regulatory Allocations.

5.7. Tax Allocations; Allocations of Liabilities.

(a) *Contributed Assets*. In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to any property contributed to the Company with an adjusted basis for federal income tax purposes different from the initial Asset Value at which such property was accepted by the Company will, solely for tax purposes, be allocated among the Unit Holders so as to take into account such difference in the manner required by Section 704(c) of the Code and the applicable Regulations. It is acknowledged that the traditional method described in Section 1.704-3(b) of the Regulations will be used to make allocations under Section 704(c) of the Code for personal goodwill or any similar asset contributed by a member of Selling Physicians Holdco to Selling Physicians Holdco and then by Selling Physicians Holdco to the Company.

(b) *Revalued Assets*. If the Asset Values of any assets of the Company are adjusted pursuant to Section 4.2, subsequent allocations of income, gain, loss and deduction with respect to such assets will, solely for tax purposes, be allocated among the Unit Holders so as to take into account such adjustment in the same manner as under Section 704(c) of the Code and the applicable Regulations.

(c) *Elections and Limitations*. Any elections or other decisions relating to allocations for income tax purposes, including selecting any allocation method under Section 1.704-3 of the Regulations, shall be made by the Board of Managers (or its designee). The allocations required by this Section 5.7 are solely for purposes of federal, state and local income taxes and will not affect the allocation of Net Profits or Net Losses as between Unit Holders or any Unit Holder's Capital Account.

(d) *Allocations*. Except as set forth above or otherwise required by law, all items of income, deduction, loss and credit will be allocated for federal, state and local income tax purposes in the same manner such items are allocated for purposes of maintaining Capital Accounts.

(e) *Allocations of Liabilities*. The liabilities of the Company shall be allocated to the Unit Holders in any manner permitted under Code Section 752 and the Regulations promulgated thereunder and as selected by the Board of Managers (or its designee).

5.8. Changes in Members' Interests. If during any year there is a change in any Member's interest in the Company, the Board of Managers shall allocate the Net Profit or Net Loss to the Members so as to take into account the varying interests of the Members in the Company in a manner that complies with the provisions of Section 706 of the Code and the Regulations thereunder.

ARTICLE 6
STATUS, RIGHTS AND POWERS OF UNIT HOLDERS.

6.1. Limited Liability. Except as otherwise provided by the Act, the debts, expenses, obligations and liabilities of the Company and its Subsidiaries, whether arising in contract, tort or otherwise, will be solely the debts, expenses, obligations and liabilities of the Company and its Subsidiaries, and no Unit Holder or Indemnified Person will be obligated personally for any such debt, expense, obligation or liability of the Company solely by reason of being a Unit Holder or an Indemnified Person. All Persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, expenses, obligations or liabilities of the Company.

6.2. Return of Distributions of Capital. Except as expressly set forth in this Agreement or as otherwise expressly required by law, a Unit Holder, in such capacity, will have no liability for obligations or liabilities of the Company or any other Unit Holder, whether arising in contract, tort or otherwise; provided that each Unit Holder shall be liable only to make such Unit Holder's Capital Contributions to the Company or any other applicable payments expressly contemplated herein or in the Purchase Agreement (or other applicable purchase agreements). Except as expressly set forth in this Agreement or as otherwise required by law, no Unit Holder will be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; provided, however, that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Unit Holder is obligated to return or pay all or any part of any Distribution, such obligation will bind such Unit Holder alone and not any other Unit Holder or any Manager; provided, further, that if any Unit Holder is required to return all or any portion of any Distribution under circumstances that would have been applicable to all Unit Holders if such Unit Holders had been named in the lawsuit against the Unit Holder in question (such as where a Distribution was made to all Unit Holders and rendered the Company insolvent, but less than all Unit Holders were sued (on a joint and several basis or otherwise) for the return of such Distribution), any Unit Holder that was required to return or repay the Distribution (or any portion thereof) in excess of the portion they would have otherwise been required to pay had all of the Unit Holders been included in the suit will be entitled to reimbursement or to seek contribution from the other Unit Holders that were not required to return the Distributions made to them. The provisions of the immediately preceding sentence are solely for the benefit of the Unit Holders and will not be construed as benefiting any third party. The amount of any Distribution returned to the Company by a Unit Holder or paid by a Unit Holder for the account of the Company or to a creditor of the Company will be added to the account or accounts from which it was subtracted when it was distributed to such Unit Holder.

6.3. No Management or Control. Except as expressly provided in this Agreement or otherwise required by law, no Unit Holder will take part in the management of the business and affairs of the Company or have any right or authority to act for or bind the Company notwithstanding Section 17 402 of the Act.

ARTICLE 7
DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF THE BOARD OF MANAGERS; OFFICERS

7.1. Board of Managers. The business of the Company will be managed by the Board of Managers, and the Persons constituting the Board of Managers will be the "managers" of the Company for all purposes under the Act, provided that, except as otherwise provided herein, and notwithstanding the last sentence of Section 17-402 of the Act, no single member of the Board of Managers may bind the Company in such member's capacity as such, and the Board of Managers will have the power to act only collectively in accordance with and in the manner specified in this Agreement. Decisions of the Board of Managers shall be decisions of the Company's "manager" for all purposes of the Act. A decision of the Board of Managers may be amended, modified or repealed in the same manner in which it was adopted. Except as otherwise expressly provided in this Agreement, the Board of Managers will have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto and any decision, action, approval, authorization, election or determination made by the Board of Managers may be made by the Board of Managers in its sole discretion. Except as otherwise expressly provided in this Agreement (including Section 7.1(e)), the Board of Managers or Persons designated thereby, including officers and agents, will be the only Persons authorized to execute documents which will be binding on the Company. To the fullest extent permitted by Delaware law, the Board of Managers will have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under Delaware law.

(a) *Number and Appointment*. The Board of Managers shall initially consist of up to two (2) members (each, a "Manager"). Subject to Section 7.1(e), the composition or size of the Board of Managers after the date hereof may be increased from time to time by the Board of Managers. One such Manager shall be designates as the "Chairman", who shall initially be Mauricio Diaz.

(b) *Vacancies; Removal; Resignation*. Each Manager shall hold office until his or her earlier death, resignation or removal. Any Manager may be removed, with or without cause, at any time by holders of a majority vote of the Voting Units. Any Manager may resign at any time by providing notice to the Board of Managers. Any vacancy on the Board of Managers, whether by removal, resignation, expansion of the size of the Board of Managers or otherwise shall be filled by a person designated by the Members or the Board of Managers.

(c) *Meetings; Quorum*.

(i) The Board of Managers shall hold regular meetings from time to time at such time and place as shall be determined by the Board of Managers. Special meetings of the Board of Managers may be called at any time by the Chairman or by a majority of the Managers acting together. Written notice shall be required with respect to any meeting of the Board of Managers. Prior notice, delivered either personally, electronically, by facsimile or by U.S. mail at such address as specified by a Manager in a written notice to the Company, of any meeting of the Board of Managers shall be given to each Manager at least two (2) Business Days before the date of such meeting. A Manager may waive notice of any meeting before or after a meeting by delivering a signed waiver to the Board of Managers. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except when the Manager attends the meeting for the express purpose of objecting at the beginning thereof to holding the meeting or transaction business at the meeting

(ii) No action may be taken at a meeting of the Board of Managers or at a meeting of a committee of the Board of Managers unless a quorum is present. Except as may be otherwise required by law, at any meeting of the Board of Managers a majority of the Managers then in office will constitute a quorum.

(iii) At meetings at which a quorum is present, except as set forth in Section 7.1(e), the Board of Managers shall act by the affirmative vote of a majority of the Managers present at the meeting. At any meeting of the Board of Managers, each Manager shall be entitled to cast one (1) vote with respect to each matter brought before the Board of Managers.

(d) *Action Without a Meeting*. Any action required or permitted to be taken at any meeting of the Board of Managers may be taken without a meeting if the number of Managers permitted to consent to such action in person at a meeting consent thereto in writing or by electronic communication. Such consent will be treated for all purposes as the act of the Board of Managers.

(e) *Specific Approvals*. Notwithstanding anything to the contrary in this Section 7.1, the affirmative consent of the holders of a majority of the Voting Units shall be required in order for the Board of Managers to approve (and no act of the Board of Managers with respect thereto shall be valid or binding without such affirmative vote or consent) or the Company to approve or permit to take any of the following actions: (1) the acquisition by the Company or any of its Subsidiaries of all or substantially all of the equity or assets of any third party; (2) significant changes to the legal structure (including, but not limited to, any recapitalization or reorganization), form of the Company or material changes in the line of business of the Company or any of its Subsidiaries; (3) issuances of Units or Interests by the Company or any of its Subsidiaries; (4) Sale of the Company; (5) any changes to an Equity Plan; (6) dissolution of the Company or any of its Subsidiaries; and (7) any increase in the size of the Board of Managers.

7.2. Committees. The Board of Managers may, by vote of a majority of the votes held by the all of the Board of Managers, establish and maintain such committees of the Board of Managers, and may delegate such authority to such committees, as the Board of Managers deems appropriate from time to time.

7.3. Compensation. Other than the independent Managers, who may receive such compensation as determined by the other members of the Board of Managers, Managers shall not be compensated for their service as Managers. Each Manager will be reimbursed for reasonable out-of-pocket expenses incurred in the performance of such Manager's duties as a member of the Board of Managers. Nothing contained herein shall be construed to preclude any Manager from serving the Company in any other capacity and receiving reasonable compensation for such services.

7.4. Duties of Managers. To the fullest extent permitted by Law, including Section 18-1101(c) of the Act, and notwithstanding any provision of this Agreement or in any agreement contemplated herein or applicable provisions of law or equity or otherwise, the Managers shall not owe any fiduciary duties to the Company, any other Manager, the Members or any other Person bound by this Agreement. Whenever in this Agreement or otherwise the Board of Managers or any committee thereof considers, approves or disapproves any action or makes any determination, (i) each Manager shall be entitled to consider only such interest and factors as he or she desires and may consider his or her own interests or the interests of the Person that appointed such Manager (or Affiliates of such Person) and (ii) no Manager shall have any other duty or obligation, fiduciary or otherwise, to give any consideration to any interests of or factors affecting the Company or the Members, or any constituency of the Company or the Members, or any other Person.

7.5. Insurance. The Company shall use its commercially reasonable efforts to obtain and maintain (a) a directors' and officers' liability insurance policy, (b) employment practices liability insurance, and (c) such other insurance policies as routinely utilized by similarly situated entities operating in the same industry and of a comparable size as the Company, in each instance in such amounts as are determined by the Members, for so long as it is available at commercially reasonable rates and on commercially reasonable terms.

7.6. Officers, Agents. The Board of Managers by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board of Managers deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board of Managers hereunder, including the power to execute documents on behalf of the Company, as the Board of Managers may determine; provided, however, that no such delegation by the Board of Managers will cause the Persons constituting the Board of Managers to cease to be the "managers" of the Company within the meaning of the Act. Any officer may hold more than one office. Unless the authority of the officer in question is limited in the document appointing such officer or is otherwise specified by the Board of Managers, any officer so appointed will have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority. The Board of Managers may modify the authority of any officer or agent at any time. Each officer shall hold office until a successor is appointed by the Board of Managers, or, if earlier, such officer's death, resignation or removal by the Board of Managers. The Board of Managers may remove an officer or agent with or without cause. The Board of Managers may delegate any officer the authority to elect or appoint subordinate officers.

7.7. Fiduciary Duties. Officers, in the performance of their duties, shall owe to the Company duties of loyalty and care of the type owed under the laws of the State of Delaware by the officers of a corporation incorporated thereunder. An officer shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements of (a) one or more employees of the Company or its Subsidiaries, or (b) any advisors or consultants to the Company or its Subsidiaries. The preceding shall in no way be construed to limit any Persons' (whether in such Person's capacity as an officer of the Company or otherwise) right to rely on information of any nature or from any source to the extent provided in the Act.

ARTICLE 8
REPURCHASE OPTIONS.

8.1. Right of Repurchase – Class P Units of the Company.

(a) Regardless of whether the provisions of Section 8.1(b) are triggered, each Employee Holder shall, at the election of the Board of Managers, be required to sell to the Company any or all of the Vested Class P Units (as applicable) held, directly or indirectly, by such Employee Holder (and together with any related Capital Account balance) as follows and in accordance with the procedures set forth in Section 8.1(c):

(i) if (A) (1) such Employee Holder becomes a Separated Individual prior to the earlier of a Sale of the Company or a liquidation of the Company and (2) such Separated Individual's employment or engagement was terminated (x) by the Company or any of its respective Affiliates for Cause, (y) on or prior to the fifth (5th) anniversary of the Closing Date, by such Separated Individual without Good Reason or (z) after the fifth (5th) anniversary of the Closing Date, by such Separated Individual without Good Reason and without forty-eight (48) months' or such time as required by such Employee Holder's Employment Agreement, if any, prior written notice of such resignation, such Employee Holder shall be required to sell all of such Employee Holder's Vested Class P Units to the Company for the lesser of original cost and $1 in the aggregate, and all of such Employee Holder's Unvested Class P Units shall be forfeited on the date of such termination; or

(ii) if (A) such Employee Holder becomes a Separated Individual prior to the earlier of a Sale of the Company or a dissolution of the Company and (B) such Separated Individual's employment or engagement was (1) terminated by the Company or any of its respective Affiliates without Cause, (2) terminated by such Separated Individual (x) on or prior to the fifth (5th) anniversary of the Closing Date with Good Reason or (y) after the fifth (5th) anniversary of the Closing Date for any reason; provided that a resignation without Good Reason shall require forty-eight (48) months' or such time as required by such Employee Holder's Employment Agreement, if any prior written notice of resignation, (3) not renewed by the Company, or any of its respective Affiliates upon the expiration of the term of such Employee Holder's employment or engagement (as set forth in such Employee Holder's employment, independent contractor or similar agreement), or (4) due to such Separated Individual's death, Disability, then such Employee Holder shall be required to sell all of such Employee Holder's Vested Class P Units to the Company at a price per Vested Class P Unit equal to Fair Value at the time such Employee Holder becomes a Separated Individual and all Unvested Class P Units held by such Employee Member shall be forfeited on the date of such termination of employment or engagement.

(iii) All Unvested Class P Units shall be cancelled and forfeited upon such Employee Holder becoming a Separated Individual regardless of the manner in which such Employee Holder becomes a Separated Individual.

(b) If the Board of Managers (on behalf of the Company) determines that it will repurchase any Units pursuant to this Section 8.1, the Company shall give the applicable Employee Holder written notice of its intention to do so (a "Company Repurchase Notice"), which shall designate the target closing date (which date shall not be more than sixty (60) days from the delivery of a Company Repurchase Notice) and the purchase price to be paid by the Company in connection with the repurchase. Such purchase price in connection with a repurchase pursuant to Section 8.1(a)(i) may be satisfied (in the discretion of the Company) by means of the Company delivering to the applicable Employee Holder an unsecured subordinated promissory note having an original principal amount equal to such purchase price, which promissory note shall bear interest at an annual rate equal to the prime rate (or successor rate of interests to such term as the prime rate) as published in the *Wall Street Journal* as of the date of such promissory note (with accrued and unpaid interest to be paid in cash on an annual basis) and provide for the repayment of principal upon the first to occur of (i) the third (3rd) anniversary of the closing of such repurchase or (ii) the date of a Sale of the Company or a liquidation of the Company (any such promissory note, a "Company Repurchase Note"). Such purchase price (if any) in connection with a repurchase pursuant to Section 8.1(b)(i) will be satisfied by means of the Company making a cash payment in full to the applicable Employee Holder at the closing of such repurchase. The purchase price to be paid by the Company in connection with a repurchase pursuant to Section 8.1(a)(ii)-(iii) or Section 8.1(b)(ii) will be satisfied by means of the Company making a cash payment in full to the applicable Employee Holder at the closing of such repurchase, but solely to the extent that the Company (as reasonably determined by the Board of Managers) then has sufficient availability under its senior credit facility to enable the Company to make a draw under such credit facility in the full amount of the purchase price to be paid (and solely to the extent that such draw would not result in a breach or default of the terms of such senior credit facility); otherwise, the applicable Employee Holder whose Units are being repurchased shall elect to either (i) accept a Company Repurchase Note in satisfaction of the Company's purchase price obligations or (ii) continue to hold such Units until such time as the Company is able to satisfy its purchase price obligations in cash by means of drawing upon the Company's senior credit facility without causing a breach or default under such facility and receive a purchase price for such Units equal to Fair Value as of the time such Employee Holder became a Separated Individual. The designated target closing date set forth in the applicable Company Repurchase Notice shall be extended by the amount of time, if any, needed to determine the Fair Value of the Units being repurchased and/or, as applicable, to permit the Company to make a draw under its senior credit facility in the full amount of the applicable purchase price as contemplated herein.

(c) In the event the Company delivers a Company Repurchase Note at the closing of such repurchase in satisfaction of all or a portion of the total purchase price for the Units to be purchased, the Company shall have the option to prepay all or any part of the outstanding principal of any such Company Repurchase Note at any time without penalty or premium. At the closing of any repurchase and as a condition to the Company's payment obligation hereunder, the applicable Employee Holder who has become a Separated Individual shall execute (i) any instrument reasonably required by the Company to evidence the transfer and conveyance to the Company of the Units and (ii) a general release of claims in respect of the repurchased equity securities and any such Company Repurchase Note in favor of the Company, the other Members, and its respective Affiliates in form and substance acceptable to legal counsel of the Company.

8.2. Repurchase from Former Spouse.

(a) In the event of the dissolution of a Member's marriage, the Member will have the right and option to purchase from his or her former Spouse all or any portion of his or her Units (i) awarded to the former Spouse pursuant to a decree of dissolution of marriage or any other order by any court of competent jurisdiction and/or by any property settlement agreement (whether or not incorporated by reference in any such decree) or (ii) gifted to the Spouse by the Member prior to the dissolution, at Fair Value. The Member will exercise the Member's right, if at all, not later than thirty (30) days after the entry of any such decree or property settlement agreement by delivering to the Member's former Spouse a written notice of exercise, specifying the number of Units the Member elects to purchase.

(b) In the event that the Member does not exercise the Member's right pursuant to Section 8.2(a) to purchase all of the Units awarded to his or her former Spouse, the Member will deliver to the Company, not later than thirty (30) days after entry of such decree or property settlement agreement, a written notice of the number of Units that the Member has not purchased. The Company will then have the right to purchase directly from the Member's former Spouse, at Fair Value, any Units not acquired by the Member.

(c) If any Spouse's Units are not purchased by such Member or the Company, such Spouse's Units may be retained by the former Spouse, upon such Spouse's execution of a Joinder Agreement. Exhibit A will be amended to reflect the addition of any such additional party to this Agreement.

(d) If a Member or an Employee Holder is married as of the date of this Agreement, the Member's or such Employee Holder's Spouse will execute a Consent of Spouse in the form of Exhibit C attached hereto and made a part hereof, effective as of the date such Member becomes a Member or such Employee Holder becomes an Employee Holder. Such consent will not be deemed to confer or convey to the Spouse any rights in the Units that do not otherwise exist by operation of law or the agreement of the parties. If a Member or an Employee Holder marries or remarries subsequent to the date such Member becomes a Member or such Employee Holder becomes an Employee Holder, the Member or Employee Holder will, not later than sixty (60) days thereafter, obtain his or her new Spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by such Spouse's executing and delivering a Consent of Spouse in the form of Exhibit C.

8.3. Permitted Transfers. In the event an Employee Holder Transfers all or any portion of his or her Units to a Permitted Transferee, (i) the determination of whether a Member (A) has breached Section 10.1 or (B) is or has become a Separated Individual, in each case, with respect to such transferred Units, and the determination of the applicability of this ARTICLE 8 to such transferred Units, shall be made based on the actions or failures to act of such Employee Holder and such Permitted Transferee, notwithstanding the fact that such Employee Holder is no longer a Member with respect to such Units, (ii) the provisions in this ARTICLE 8 shall apply to such Permitted Transferee, and (iii) the provisions in Section 3.7 shall continue to apply to such Employee Holder.

ARTICLE 9
BOOKS, RECORDS, ACCOUNTING AND REPORTS.

9.1. Books and Records. The Company will maintain at its principal office or such other office as the Board of Managers will determine such books and records with respect to the Company's business as the Board of Managers deems appropriate.

9.2. Financial Reports. Notwithstanding anything to the contrary herein, the Company shall provide to each Member (i) on an annual basis, within one hundred twenty (120) days after the end of each Fiscal Year, a consolidated audited balance sheet and related consolidated audited statements of operations and cash flow of the Company and its Subsidiaries; (ii) on an annual basis, within sixty (60) days after the end of each Fiscal Year, a consolidated unaudited balance sheet and related unaudited consolidated statements of operations and cash flow of the Company and its Subsidiaries; and (iii) on a quarterly basis beginning on the first day of the first full fiscal quarter after the date of this Agreement, within forty-five (45) days after the end of each fiscal quarter, a consolidated unaudited balance sheet and related consolidated statements of operations and cash flow of the Company and its Subsidiaries. Such annual and quarterly statements will be prepared in accordance with GAAP; provided, that the unaudited balance sheets, statements of operations and cash flows of the Company and its Subsidiaries shall not be required to be prepared in accordance with GAAP during for the first two (2) complete fiscal quarters ended from and after the date hereof. Members or other Unit Holder will be entitled to inspect, review, obtain or receive any information about the Company and its Subsidiaries under this Agreement or otherwise, including without limitation with regard to Exhibit A to this Agreement.

9.3. Filings. At the Company's expense, the Board of Managers will use commercially reasonable efforts to cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Company will use commercially reasonable efforts to provide each Member a Schedule K-1 within seventy-five (75) days after the end of each year (or as soon as practicable thereafter) and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's U.S. federal and state income tax returns. The Board of Managers, at the Company's expense, will also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative authorities, all reports required to be filed by the Company with those entities under then current applicable laws, rules and regulations. The taxable year of the Company shall be its Fiscal Year, except as otherwise required by applicable law.

9.4. Non-Disclosure. Each Unit Holder (on behalf of itself and, to the extent that such Unit Holder would be responsible for the acts of the following persons under principles of agency law, its directors, officers, Affiliates, equityholders, partners, employees, agents and members) agrees that, except as otherwise consented to by the Board of Managers, all non-public information furnished to such Unit Holder pursuant to this Agreement, including but not limited to confidential information of the Company and its Subsidiaries regarding identifiable, specific and discrete business opportunities being pursued by the Company or its Subsidiaries (collectively, "Confidential Information") will be kept confidential at all times (whether or not at such time Unit Holder is a Member), will not be used for commercial or proprietary advantage and will not be disclosed by such Unit Holder (or, to the extent that such Unit Holder would be responsible for the acts of the following persons under principles of agency law, its directors, officers, affiliates, shareholders, partners, employees, agents and members) in any manner, in whole or in part, except that each Unit Holder will be permitted to disclose such Confidential Information (i) to those Representatives of such Unit Holder who are its professional advisors, Officers, employees, agents, and Affiliates and who have reasonable need to know such Confidential Information in connection with the administration of such Unit Holder's investment in the Company and agree to comply with the terms of this Section 9.4, (ii) to such Persons to whom disclosure is reasonably necessary in connection with its or its Affiliates' normal reporting or review procedure, or in connection with such Unit Holder's or its Affiliates' normal fund raising, marketing, investing, informational, reporting or operational activities, and (iii) to the extent required by law, so long as such Unit Holder will have first provided the Company with prompt written notice prior to any such disclosure (to the extent legally permissible) so that the Company may seek a protective order or otherwise contest the necessity of disclosing such Confidential Information. Notwithstanding the foregoing, any Unit Holder and each of his, her, or its Representatives may disclose to any and all Persons, without limitation of any kind, the tax treatment, tax strategies and tax structure of the Company and all materials of any kind (including opinions or other tax analyses) that are provided to the Member and his, his, or its Representatives relating to such tax treatment, tax strategies and tax structure. Each Unit Holder agrees that he, she or it will be responsible for any breach or violation of the provisions of this Section 9.4 by any of such Unit Holder's Representatives. For purposes of this Section 9.4, Confidential Information will not include any information: (i) of which such Person (or its Affiliates) learns from sources other than the Company or its Subsidiaries and not, to the knowledge of such Person, through a violation of any obligation of confidentiality to the Company, or (ii) which is disclosed in a prospectus or other documents available for dissemination to the public or becomes publicly available through no fault of such person of its representatives in breach of this agreement or any other obligation of confidentiality to the Company or its subsidiaries. Nothing in this Section 9.4 will in any way limit or otherwise modify any confidentiality covenants entered into by any Unit Holder pursuant to any other agreement to which such Unit Holder and the Company or any of its Subsidiaries are parties, including the Purchase Agreement (or other applicable purchase agreements).

9.5. Remedies. Each Member acknowledges and agrees that (a) the restrictions contained in Section 9.4 are reasonable in scope and duration and are necessary to protect the Company and its Subsidiaries and each of their respective businesses; (b) any breach of Section 9.4 will cause irreparable injury to the Company and its Subsidiaries, and upon any breach or threatened breach of any provision of Section 9.4 the Company (and/or the affected Member) shall be entitled, in addition to any other remedies it may have, to injunctive relief, specific performance, or other equitable relief without the necessity of proving actual damage or posting bond; (c) the enforcement by the Company and any of its Subsidiaries, of any of their rights and remedies pursuant to this Agreement shall not be construed as a waiver of any other rights or available remedies that it may possess in law or equity absent this Agreement; and (d) the prohibitions against disclosure of Confidential Information are in addition to, and not in lieu of, any other rights or remedies that the Company or any of its Subsidiaries may have available pursuant to the laws of any jurisdiction or at common law to prevent the disclosure of trade secrets or proprietary information.

ARTICLE 10
TRANSFER OF INTERESTS.

10.1. Restricted Transfer. Notwithstanding anything to the contrary contained in this Agreement, no Unit Holder (other than the Sponsor Member and its Affiliates, and the Class C Unit Holders, which are subject to the restrictions set forth in Section 10.6 below) shall have the right to Transfer, whether directly or indirectly through the transfer of holdings of intermediary holding entities or otherwise, its Interests in the Company other than (a) to Permitted Transferees, (b) pursuant to Section 10.3, Section 10.4 or Section 10.5, or (c) with the prior written consent of the Board of Managers.

10.2. Permitted Transfers.

(a) Notwithstanding anything to the contrary contained in this Agreement, any Unit Holder may Transfer such Unit Holder's Interest to a Permitted Transferee; provided, however, that such Permitted Transferee shall take such Interest subject to and be fully bound by this Agreement with the same effect as if it were a party hereto and shall execute and deliver to the Company all documentation reasonably required by the Board of Managers in order to evidence such Transfer in a form reasonably satisfactory to the Board of Managers, including, but not limited to, (i) a counterpart signature page to this Agreement, as amended through the date of admission, and (ii) a written assignment, the terms of which are not in contravention of any of the provisions of this Agreement, which assignment has been duly executed by the transferor and transferee, received by the Company and recorded on the books of the Company. No assignment of all or any portion of a Unit Holder's Interest other than to a Permitted Transferee shall relieve such Unit Holder of any obligations hereunder unless otherwise agreed to by the Company.

(b) Notwithstanding anything herein to the contrary contained in this Agreement, the Company shall be entitled to treat the transferor of such Interest as the absolute owner thereof in all respects, and shall incur no liability for the distributions of cash or other property made in good faith to such Unit Holder, until such time as the written assignment has been received by the Company and recorded on the books of the Company.

(c) A transferee of a Unit Holder's Interest shall be entitled to receive the distributions of cash or other property from the Company attributable to the Interest acquired by reason of such Transfer which are distributed from and after the effective date of the Transfer of such Interest.

(d) Any Transfer or attempted Transfer (whether directly or indirectly through transfer of any equity interest in any number of intermediary holding structures) of any Interest in violation of this Agreement will be null and void and not recognized for any purpose by the Company.

(e) No Unit Holder will directly or indirectly Transfer all or any part of the economic or other rights that comprise such Unit Holder's Interest except in compliance with this ARTICLE 10 and any attempted Transfer not in compliance with the terms of this ARTICLE 10 will be null and void ab initio and the Company will not in any way give effect to any such Transfer. For the avoidance of doubt, a Transfer of the economic or equity interest in a Permitted Transferee that is an Affiliate of a Unit Holder shall constitute an indirect transfer hereunder.

(f) Any Unit Holder who assigns any Units or other interest in the Company in accordance with this ARTICLE 10 will cease to be a Unit Holder of the Company with respect to such Units or other interest and will no longer have any rights or privileges of a Unit Holder with respect to such Units or other interest (but will still be bound by this Agreement in accordance with this ARTICLE 10), including the power and right to vote (in proportion to the extent of the interest Transferred) on any matter submitted to the Members, and, for voting purposes, such interest will not be counted as outstanding in proportion to the extent of the interest Transferred unless and until the transferee is admitted as a Member in accordance with Section 10.3.

(g) Subject to the terms of this ARTICLE 10, any Person who acquires in any manner whatsoever any Units or other interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, will be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms, conditions and obligations (but will be entitled to none of the rights or benefits) of this Agreement that any transferor of such Units or other interest in the Company of such Person was subject to or by which such transferor was bound.

(h) Notwithstanding anything to the contrary in this Agreement, no Transfer will be made (directly or indirectly) if such Transfer would cause material adverse tax consequences to the Company or if such Transfer would cause the Company to be treated as a "publicly traded partnership" within the meaning of Code Section 7704(b) and/or Section 1.7704-1 of the Regulations.

(i) In connection with any Transfer, the transferor and the transferee (i) shall have provided such forms, documentation, proof of payment, or other certifications as reasonably required by the Board of Managers to determine that the transferor and the transferee have complied with Section 1446(f) of the Code (ignoring for this purpose Section 1446(f)(4) of the Code), and any similar provision of state, local or non-U.S. law, and (ii) except to the extent waived by the Board of Managers in writing, shall have agreed to be jointly and severally liable for all tax liability under Section 1446(f) of the Code (including any interest, penalties and related expenses) incurred by the Company in connection with such Transfer and shall indemnify the Company in full.

10.3. Tag-Along Rights.

(a) If Class A Unit Holders, individually or together with any Affiliate Transferee thereof, (a "Prospective Transferor"), proposes to Transfer, in the aggregate, 25% or more of its Units to a third party (a "Prospective Transferee") in one or a series of related transactions which is not (A) to a Permitted Transferee or (B) a Transfer with respect to which the Class A Unit Holders is entitled to but has not elected to exercise its rights pursuant to Section 10.4 (a "Tag Along Transfer"), then each of the other Class A Unit Holders (each, an "Other Eligible Member") shall have the right to require the Prospective Transferee, subject to the provisions of this Section 10.3, to purchase from such Other Eligible Member up to that portion of its Class A Units (such Other Eligible Member's "Maximum Amount") (and the Prospective Transferor shall reduce its number of Class A Units to be sold by a corresponding amount) that is equal to the product of (i) the number of Class A Units to be purchased by the Prospective Transferee and (ii) a fraction, the numerator of which is (A) the total number of Class A Units owned by such Other Eligible Member and the denominator of which is (B) the total number of Class A Units owned by all of the Other Eligible Members and the Prospective Transferor, collectively, immediately prior to the transaction.

(b) The Prospective Transferor shall notify the Other Eligible Members in writing of a proposed Transfer not less than twenty (20) days prior to the date of such proposed Transfer (the "Transferor Tag-Along Notice"). The Transferor Tag-Along Notice shall include (i) the name of the Prospective Transferee, (ii) the number of Class A Units to be Transferred, (iii) the Maximum Amount for such Other Eligible Member (which the Company shall confirm upon request of the Prospective Transferor prior to the delivery of such notice), (iv) the aggregate purchase price and terms and conditions of payment, (v) the other material terms and conditions of the transaction, and (vi) the proposed closing date of the transaction (collectively, the "Transfer Terms").

(c) The tag-along right provided for in this Section 10.3 may be exercised by any Other Eligible Member (each such exercising Other Eligible Member, a "Tagging Member") by delivery of a written notice to the Company and the Prospective Transferor (the "Tag-Along Notice") within fifteen (15) days following receipt of the Transferor Tag-Along Notice (the "Tag-Along Period"). The Tag-Along Notice shall state the number of Class A Units that such Tagging Member wishes to include in such Transfer to the Prospective Transferee, up to the Maximum Amount. The failure of any Other Eligible Member to deliver a Tag-Along Notice meeting the requirements of this Section 10.3(d) within the Tag-Along Period shall constitute a waiver of such Other Eligible Member's tag-along rights with respect to such proposed Transfer.

(d) Upon the giving of its Tag-Along Notice, a Tagging Member shall be obligated to sell to the Prospective Transferee the number of its Class A Units set forth in its Tag-Along Notice on the Transfer Terms (up to the Maximum Amount); provided, however, that neither the Prospective Transferor nor any Tagging Member shall consummate the sale of any of their respective Class A Units unless the Prospective Transferee purchases, on the Third Party Terms, all of the Class A Units contained in the Tag-Along Notices that the Tagging Members are entitled to sell under the terms of this Section 10.3. If the Prospective Transferee does not purchase Class A Units entitled to be sold by any Tagging Member that has complied with the terms of this Section 10.3, then any Transfer by the Prospective Transferor and any Other Eligible Member to such Prospective Transferee shall be null and void and of no effect whatsoever.

(e) Subject to Section 10.3(i), any Class A Units purchased from a Tagging Member pursuant to this Section 10.3 shall be purchased on terms at least as favorable as the terms and conditions set forth in the Transferor Tag-Along Notice and on terms equivalent to the terms and conditions that apply to the transfer of Units of the Prospective Transferor (taking into account any difference in the class or series of Units sold). It shall be an express condition to the sale of Class A Units by each Tagging Member that such Tagging Member execute and deliver to the Prospective Transferee any and all documents required to be executed and delivered to effect such sale. Notwithstanding the generality of the foregoing, each participating Tagging Member shall only be obligated to make representations and warranties with respect to such Tagging Member's title to and ownership of its Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against such Tagging Member, and other matters relating specifically to such Tagging Member or its Units, and such Tagging Member shall not be jointly liable for any breach of any other Tagging Member's equivalent representations, warranties, or covenants which are specific to such other Tagging Member. Notwithstanding the foregoing, each Tagging Member and the Prospective Transferor shall, to the extent required by the Board of Managers, agree to be jointly and severally liable with the other Tagging Members to indemnify the Prospective Transferee for any breach of representations and warranties relating to the Company or other customary line item indemnity obligations under the purchase agreement; provided that (i) each such Tagging Member's liability shall be capped at the consideration actually received by each such Tagging Member, and (ii) such indemnification obligations for which the Tagging Members shall be jointly and severally liable shall be incurred on a *pro rata* basis, based on the Prospective Transferor and each Tagging Member's respective share of the aggregate proceeds paid by the Prospective Transferee. The Tagging Members (other than the Sponsor Member) and, if such Tagging Member was formed solely for purposes of holding Units, their respective direct or indirect equityholders, acknowledge that, in connection with the exercise of such Tagging Members' rights hereunder, such Tagging Members and such equityholders may be required to execute reasonable and customary non-competition, non-solicitation, and non-disclosure agreements that are not executed by the Sponsor Member or its Affiliates or other Members. In addition, the allocation and Distribution of the aggregate consideration shall be effectuated among the Members upon the Tag Along Transfer as set forth below in Section 10.3(g).

(f) In the event that the Prospective Transferor delivers a Transferor Tag-Along Notice in accordance with Section 10.3(c) and no Other Eligible Member exercises its tag-along right in accordance with Section 10.3(d), the Prospective Transferor shall have the right to Transfer its Class A Units to the Prospective Transferee at a price not more than the purchase price set forth in the Transferor Tag-Along Notice and otherwise in all material respects on the terms, provisions and conditions set forth in the Transferor Tag-Along Notice, so long as such Transfer takes place within 120 days after the date on which the Transferor Tag-Along Notice is delivered (as such period may be extended to the extent reasonably required pursuant to applicable law or regulation). In the event that such Transfer shall not have taken place within such 120-day period (as may be extended to the extent reasonably required pursuant to applicable law or regulation), the Prospective Transferor shall not be permitted to Transfer all or any portion of such Class A Units without once again complying with the provisions of this Section 10.3. If the terms of such proposed Transfer are materially more favorable to the Prospective Transferor when taken as a whole from the terms, provisions and conditions set forth in the Transferor Tag-Along Notice, the Prospective Transferor shall deliver to the Other Eligible Members a revised Transferor Tag-Along Notice, and shall again comply with all of the requirements of this Section 10.3.

(g) Each Member participating in the Tag Along Transfer pursuant to this Section 10.3 shall receive the same portion of the aggregate cash consideration that such Member would have received in respect of its transferred Units if such aggregate consideration (after payment or provision for all liabilities) had been distributed by the Company to the Members participating in such Tag Along Transfer pursuant to Section 5.1(b).

(h) Each Member participating in any transaction pursuant to this Section 10.3 shall bear a *pro rata* share (based on its respective share of the aggregate proceeds paid) of the costs of any such transaction to the extent such costs are not otherwise paid by the Company or the Prospective Transferee.

Costs incurred by a participating Tagging Member on such Tagging Member's own behalf shall not be considered costs of any transaction hereunder.

(i) Notwithstanding anything to the contrary in this Section 10.3, if any portion of the consideration related to a Transfer contemplated by this Section 10.3 is placed in escrow or otherwise held back, the purchase price to be distributed with respect to each Unit will be recalculated in a manner such that after giving effect to the ultimate resolution of that escrow or holdback, the amounts paid to each applicable Member from the escrow or holdback shall be appropriately adjusted so that the aggregate proceeds received by such Member from such Transfer equals the aggregate proceeds such Member would have received if the ultimate resolution of that escrow or holdback had been known at the closing, and any indemnification obligations shall be allocated in the same manner.

10.4. Drag Along Rights.

(a) If the Company or the Class A Unit Holders (or its Affiliate Transferees) (the "Dragging Member") receives any bona fide written (whether solicited or unsolicited) offer from any Person (other than an Affiliate of the Dragging Member) to consummate a Sale of the Company and the Dragging Member wishes to accept (or have the Company accept) such offer, subject to any additional consents required pursuant to this Agreement and subject to first complying with Section 10.4, the Dragging Member shall have the right, upon written notice of such proposed Sale of the Company delivered to the Company (the "Purchase Notice"), which shall in turn promptly forward the Purchase Notice to each other Member (the "Drag-Along Members"), which Purchase Notice shall include all of the material terms and conditions (including the proposed amount and form of consideration and terms and conditions of payment) of such proposed Sale of the Company to the proposed purchaser(s) in such Sale of the Company (the "Drag-Along Purchaser(s)"), to require each Drag-Along Member to cooperate in furtherance of such Sale of the Company, including requiring each such Member to sell to the Drag-Along Purchaser(s) a number of Units equal to the product, rounded down to the nearest whole number, of (i) a fraction, the numerator of which is the number of Units proposed to be Transferred by the Dragging Member, and the denominator of which is the total number of Units then owned by the Dragging Member, multiplied by (ii) the number of Units then owned by such Drag-Along Member. For the avoidance of doubt, this Section 10.4 shall also be applicable to the Class C Unit Holders who shall be considered Drag-Along Members.

(b) Upon receipt of any such notice, the Company and such Drag-Along Members shall cooperate with the Dragging Member and otherwise take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or appropriate to enter into, consummate and make effective the Sale of the Company, as reasonably requested by the Dragging Member, including the sale and purchase of each Drag-Along Member's Interests together with the Interests of the Dragging Member. Without limiting the foregoing, each Drag Along Member, upon receipt of a Purchase Notice, shall be obligated (and such obligation shall be enforceable by the Company and the other Members) to (i) sell his, her or its Units and participate in the Sale of the Company as contemplated by the Purchase Notice; (ii) vote his, her or its Units in favor of the Sale of the Company and all related transactions at any meeting of Members called to vote on or approve the Sale of the Company (and waive any notice requirements with respect to such meetings) and/or to consent in writing; (iii) waive all dissenters' or appraisal rights in connection with the Sale of the Company (which are hereby waived); (iv) enter into agreements of sale or merger agreements relating to the Sale of the Company and otherwise execute and deliver all agreements and instruments executed or requested by the Dragging Member or the Board of Managers in connection with such Sale of the Company; (v) take all actions necessary or desirable to cause the Company and the Members to consummate the Sale of the Company; and (vi) upon request of the Dragging Member or the Board of Managers, deliver an executed instrument of transfer with respect to its Units to counsel designated by the Dragging Member or the Board of Managers, which instrument will be held in escrow by such counsel (pending receipt of the purchase price therefor). Upon the approval of the Dragging Member, the terms of any Sale of the Company may be amended or modified from time to time and any such Purchase Notice may be rescinded. The Company shall give prompt written notice of any such amendment, modification or rescission to all of the Members.

(c) Each Drag Along Member shall execute and deliver any and all documents required to be executed and delivered to effect such Sale of the Company. Notwithstanding the generality of the foregoing, each Drag Along Member shall only be obligated to make representations and warranties with respect to such Drag Along Member's title to and ownership of its Units, authorization, execution, and delivery of relevant documents, enforceability of such documents against such Drag Along Member, and other matters relating specifically to such Drag Along Member or its Units, and such Drag Along Member shall not be jointly liable for any breach of any other Drag Along Member's equivalent representations, warranties, or covenants which are specific to such other Tagging Member. Notwithstanding the foregoing, each Drag Along Member and the Dragging Member shall, to the extent required by the Board of Managers, agree to be jointly and severally liable with the other Drag Along Members for indemnification obligations with respect to any breach of representations and warranties relating to the Company or other customary line item indemnity obligations under the purchase agreement; provided that (i) each such Drag Along Member's liability shall be capped at the consideration actually received by each such Drag Along Member, and (ii) such indemnification obligations for which the Drag Along Members shall be jointly and severally liable shall be incurred on a *pro rata* basis, based on the Dragging Member's and each Drag Along Member's respective share of the aggregate proceeds received in the Sale of the Company. The Drag Along Members (other than the Sponsor Member) and, if such Drag Along Member was formed solely for purposes of holding Units, their respective direct or indirect equityholders, acknowledge that, in connection with such Sale of the Company, such Drag Along Members and such equityholders may be required to execute reasonable and customary non-competition, non-solicitation, and non-disclosure agreements that are not executed by the Sponsor Member or its Affiliates or other Members. In addition, the allocation and Distribution of the aggregate consideration shall be effectuated among the Members upon the Sale of the Company as set forth below.

(d) Each Drag Along Member shall receive the same portion of the aggregate consideration from the Sale of the Company that such Drag Along Member would have received if such aggregate consideration (after payment or provision for all liabilities) had been distributed by the Company pursuant to Section 11.3; provided, that in the event that any securities are part of the consideration payable to the Drag Along Members, each Drag Along Member that is not an Accredited Investor may, in the discretion of the Board of Managers, receive, and hereby agrees to accept, in lieu of such securities, cash consideration with Fair Value equal to the Fair Value of such securities. Notwithstanding the foregoing, in no event shall any Member be obligated to "roll over", contribute, or reinvest any of the proceeds attributable to such Member in the Sale of the Company, unless such roll over, contribution or reinvestment is limited to forty percent (30%) or less of the proceeds attributable to such Member in the Sale of the Company.

(e) Each Member participating in any Sale of the Company pursuant to this Section 10.4 shall bear a *pro rata* share (based on its respective share of the aggregate proceeds paid) of the costs of any such transaction to the extent such costs are not otherwise paid by the Company. Costs incurred by a participating Drag Along Member on such Drag Along Member's own behalf shall not be considered costs of any transaction hereunder.

(f) Notwithstanding anything to the contrary in this Section 10.4, if any portion of the consideration related to a Sale of the Company contemplated by this Section 10.4 is placed in escrow or otherwise held back, the purchase price to be distributed with respect to each Unit will be recalculated in a manner such that after giving effect to the ultimate resolution of that escrow or holdback, the amounts paid to each applicable Member from the escrow or holdback shall be appropriately adjusted so that the aggregate proceeds received by such Member from such Transfer equals the aggregate proceeds such Member would have received if the ultimate resolution of that escrow or holdback had been known at the closing, and any indemnification obligations shall be allocated in the same manner.

(g) Each Member and the Company hereby grants an irrevocable proxy and power of attorney to any Person designated by the Class A Unit Holders (the "Member Nominee") to take all reasonable actions and execute and deliver all documents deemed reasonably necessary and appropriate by such Person to effectuate the consummation of any Sale of the Company in the event such Member fails to comply with its obligations under this Section 10.4. The proxies and powers granted by the Members hereunder are coupled with an interest and are given to secure the performance of the Members' obligations hereunder. Such proxies and powers shall be irrevocable for the term of this Agreement and shall survive the death, incompetency, disability or bankruptcy of any Member or Permitted Transferee thereof. The Members hereby agree to indemnify, defend and hold the Member Nominee harmless (severally in accordance with their pro rata share of the consideration received in any such Sale of the Company (and not jointly and severally)) against all liability, loss or damage, together with all reasonable costs and expenses (including reasonable legal fees and expenses), relating to or arising from its exercise of the proxy and power of attorney granted hereby absent gross negligence, willful misconduct, or fraud on the part of the Member Nominee.

10.5. Blocker Sale.

(a) Notwithstanding any other provision of this Agreement or other agreement between the Members, in connection with any transaction that is to be a Sale of the Company (or similar transaction), the Class A Unit Holders (in each case, for so long as it owns any Units), at their sole election, shall have the right to (i) have their equity holders sell their stock and other equity in the Class A Unit Holders, as the case may be, (or an appropriate portion thereof) and (ii) have its equity holders that hold such equity through a blocker entity, sell their stock and other equity in such blocker entity, in each case, instead of having the Class A Unit Holders sell their interests (direct or indirect) in the Company (such a sale of the equity interests in the Class A Unit Holders, shall be referred to as a "Blocker Sale"). To the extent that a Class A Unit Holder elects to structure a Sale of the Company (or any other transaction) as a Blocker Sale, the Company and all its Members shall take any reasonable actions necessary, or requested by the Class A Unit Holder to accommodate the Blocker Sale (including transactions prior to the Sale of the Company or such other transaction to permit the equity holders of the Class A Unit Holder to become a direct owner of Units). Subject to adjustments to comply with Section 10.5(b), all proceeds realized on the Sale of the Company or a Sale of the Company that involves a Blocker Sale (including the proceeds from the sale of any shares of the Class A Unit Holder (or shares of a blocker entity) shall be aggregated and treated as the aggregate consideration from the Sale of the Company (or such other transaction) and distributed as provided for under Section 5.1(b) (except that the direct and indirect equity holders of the Class A Unit Holder shall receive the proceeds that would have been distributed under Section 5.1(b) to the Class A Unit Holder).

(b) Pursuant to any Blocker Sale, the direct and indirect equity holders of the Class A Unit Holder(for so long as it owns any Units) shall have the exclusive right to any cash or cash equivalents (including rights to any tax refunds) of the Class A Unit Holder and any consideration received on the Sale of the Company (or such other transaction) attributable to such cash or cash equivalents or rights to any tax refunds.

10.6. Class C Units Restrictions on Transfers.

(a) Any Class C Units issued pursuant to Regulation Crowdfunding may not be Transferred by any Class C Unit Holder during the one-year holding period beginning when the Class C Units were issued, unless such Class C Units are Transferred: 1) to the Company, 2) to an Accredited Investor, 3) as part of an offering registered with the Securities and Exchange Commission or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) For purposes of this Section 10.6, the term "member of the family" of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(c) Within three (3) business days following the effective date of any Transfer of Class C Units in accordance with this Section 10.6, the transferor of such Class C Units shall give written notice of such Transfer to the Company, including the name of the transferee, the number of Class C Units that were subject of the Transfer, the consideration paid by the transferee for such Class C Units, the effective date of such Transfer, the name and email address of transferee, and the address of residence or principal place of business of transferee.

ARTICLE 11
DISSOLUTION OF COMPANY.

11.1. Termination of Membership. No Unit Holder will resign or withdraw from the Company except that, subject to ARTICLE 10, any Unit Holder may Transfer its Interest in the Company to a transferee and a transferee may become a Unit Holder in place of the Unit Holder assigning such Interest. The death, retirement, resignation, expulsion, bankruptcy or dissolution of any Unit Holder or the occurrence of any other event that terminates the continued membership of any Unit Holder will not in and of itself cause the Company to be dissolved or its affairs to be wound up, and upon the occurrence of any such event, the Company will be continued without dissolution.

11.2. Events of Dissolution. The Company will be dissolved upon the happening of any of the following events: (a) the entry of a decree of judicial dissolution under Section 17 802 of the Act, (b) the determination of the Board of Managers, subject to Section 3.4, (c) the disposition of all of the Company's assets or (d) the termination of the legal existence of the last remaining Member or the occurrence of any other event which terminates the continued membership of the last remaining Member unless the business of the Company is continued in a manner permitted by this Agreement or the Act. On the dissolution of the Company, the Board of Managers shall act as a liquidator or may appoint one of their persons as liquidators. The liquidators shall continue to operate the Company with all power and authority of the Board of Managers.

11.3. Liquidation. Upon dissolution of the Company for any reason, the Company will immediately commence to wind up its affairs. A reasonable period of time will be allowed for the orderly termination of the Company's business, discharge of its liabilities, and distribution or liquidation of its remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process. The Company's property and assets or the proceeds from the liquidation thereof will be distributed so as not to contravene the Act and will be otherwise distributed to the Unit Holders as set forth in Section 5.1(b). A full accounting of the assets and liabilities of the Company will be taken and a statement thereof will be furnished to each Member promptly after the distribution of all of the assets of the Company. Such accounting and statements will be prepared under the direction of the Board of Managers. The costs of liquidation shall be an expense of the Company.

11.4. No Action for Dissolution. The Unit Holders acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Unit Holder should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 11.2. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests of all Unit Holders. Accordingly, except where the Board of Managers has failed to liquidate the Company as required by Section 11.3 and except as specifically provided in Section 17-802 of the Act, each Unit Holder hereby waives and renounces its right to initiate legal action to seek dissolution or to seek the appointment of a receiver or trustee to liquidate the Company.

11.5. No Further Claim. Upon dissolution, each Unit Holder will have recourse solely to the assets of the Company for the return of such Unit Holder's capital, and if the Company's property remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Unit Holders, is insufficient to return the aggregate Capital Contributions of each Unit Holder, such Unit Holder will have no recourse against the Company, the Board of Managers or any other Unit Holder.

ARTICLE 12
INDEMNIFICATION.

12.1. Indemnification Rights.

(a) *General*. To the fullest extent permitted by law, the Company will indemnify, defend and hold harmless (i) each Manager and officer of the Company or any Subsidiary in his, her or its capacity as such and (ii) the Sponsor Member and the Partnership Representative (all such indemnified persons being referred to as "Indemnified Persons" for purposes of this ARTICLE 122), from and against any liabilities, losses, claims or damages incurred associated against or suffered by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company or any Subsidiary and from liabilities or obligations of the Company or any Subsidiary imposed on such Person by virtue of such Person's position with the Company or any Subsidiary, including reasonable attorneys' fees and costs and any amounts expended in the settlement; provided, however, that if the liability, loss, damage or claim arises out of any action or inaction of an Indemnified Person, indemnification under this Section 12.1 will be available only if such action or inaction did not constitute fraud or willful misconduct by the Indemnified Person; provided, further, however, that indemnification under this Section 12.1 will be recoverable only from the assets of the Company and its Subsidiaries and not from any assets of the Unit Holders. The Company will advance reasonable attorneys' fees of an Indemnified Person as incurred, provided, further, that such Indemnified Person executes an undertaking, with appropriate security if requested by the Board of Managers, to repay the amount so paid or reimbursed in the event that a final non-appealable determination by a court of competent jurisdiction finds that such Indemnified Person is not entitled to indemnification under this ARTICLE 12. The Company may pay for insurance covering liability of the Indemnified Persons for negligence in the operation of the Company's affairs. The termination of any proceeding upon a plea of nolo contendere or its equivalent, shall not in and of itself create the presumption that an Indemnified Person did not act in good faith and in a manner believed to be in the best interest of the Company or that such person's conduct constituted fraud or willful misconduct. For the avoidance of doubt, no Member who is an Indemnified Person shall be entitled to indemnification pursuant to this Section 12.1(a) with respect to any liabilities, losses, claims or damages arising out of or relating to the Purchase Agreement.

(b) *Indemnification Priority*. The Company hereby acknowledges that the rights to indemnification, advancement of expenses and/or insurance provided pursuant to this Section 12.1 may also be provided to certain Indemnified Persons by the equityholders of the Class A Unit Holders or affiliated funds thereof (collectively, the "Affiliate Indemnitors"). The Company hereby agrees that, as between itself and the Affiliate Indemnitors (i) the Company is the indemnitor of first resort with respect to all such indemnifiable claims against such Indemnified Persons, whether arising under this Agreement or otherwise (*i.e.*, its obligations to such Indemnified Persons are primary and any obligation of the Affiliate Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Persons are secondary), (ii) the Company will be required to advance the full amount of expenses incurred by such Indemnified Persons and will be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and such Indemnified Persons), without regard to any rights such Indemnified Persons may have against the Affiliate Indemnitors, and (iii) the Company irrevocably waives, relinquishes and releases the Affiliate Indemnitors from any and all claims against the Affiliate Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company agrees to indemnify the Affiliate Indemnitors directly for any amounts that the Affiliate Indemnitors pay as indemnification or advancement on behalf of any such Indemnified Person and for which such Indemnified Person may be entitled to indemnification from the Company in connection with serving as a director or officer (or equivalent titles) of the Company or its Subsidiaries. The Company further agrees that no advancement or payment by the Affiliate Indemnitors on behalf of any such Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company will affect the foregoing and the Affiliate Indemnitors will be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company, and the Company will cooperate with the Affiliate Indemnitors in pursuing such rights.

12.2. Exculpation. Other than in instances of fraud or willful misconduct, no Indemnified Person will be liable, in damages or otherwise, to the Company or to any Unit Holder or other Person for any loss, damage, claim or other liability that arises out of any act performed or omitted to be performed by it, him or her pursuant to the authority granted by this Agreement. For the avoidance of doubt, notwithstanding anything to the contrary, no Member who is an Indemnified Person shall be entitled to exculpation with respect to any liability arising out of or relating to the Purchase Agreement.

12.3. Persons Entitled to Indemnity. Any Person who is within the definition of an "Indemnified Person" at the time of any action or inaction in connection with the business of the Company will be entitled to the benefits of this ARTICLE 12 as an Indemnified Person with respect thereto, regardless of whether such Person continues to be within the definition of an Indemnified Person at the time of such Indemnified Person's claim for indemnification or exculpation hereunder. The right to indemnification, and the advancement of expenses conferred in this ARTICLE 12 will not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, by law, vote of the Board of Managers or otherwise. If this ARTICLE 12 or any portion hereof will be invalidated on any ground by any court of competent jurisdiction, then the Company will nevertheless indemnify and hold harmless each Indemnified Person pursuant to this ARTICLE 12 to the fullest extent permitted by any applicable portion of this ARTICLE 12 that will not have been invalidated and to the fullest extent permitted by applicable law. For the avoidance of doubt, no Person shall be entitled to indemnification or exculpation pursuant to this ARTICLE 12 with respect to any loss, damage, claim or other liability, arising out of or relating to the Purchase Agreement (or other applicable purchase agreements) or document ancillary thereto to which such Person is party.

12.4. Procedure Agreements. The Company may enter into an agreement with any of its officers, employees, consultants, counsel and agents, or the Managers, setting forth procedures consistent with applicable law for implementing the indemnities provided in this ARTICLE 12.

12.5. Interested Transactions. The Board of Managers may cause the Company or any direct or indirect Subsidiary thereof to enter into any contracts or transactions with the Class A Unit Holders, its affiliated partners or any of their respective Affiliates (including, without limitation, contracts or transactions between the Company or its Subsidiaries and one or more Managers or officers and contracts or transactions between the Company or its Subsidiaries and any entity in which one or more Managers are directors or officers or have a financial interest) as the Board of Managers may determine. To the fullest extent permitted by law and notwithstanding anything to the contrary in this Agreement, at law or in equity, no Manager will be deemed to have breached any duty (fiduciary or otherwise) to the Company, the Unit Holders or any other Person, and no such Manager will be liable to the Company, the Unit Holders or any other Person for breach of any duty (of loyalty or analogous duty) with respect to any action or inaction in connection with or relating to any transaction between the Company or any direct or indirect Subsidiary thereof with the Class A Unit Holders, its partners or any of their respective Affiliates. No contract or transaction between the Company and one or more of the Managers or officers, or between the Company and any other entity in which one or more of the Managers or officers are directors or officers, or have a financial interest, will be void or voidable solely for this reason, or solely because the Manager or officer is present at or participates in the meeting of the Board of Managers or committee which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose.

12.6. Business Opportunities. To the fullest extent permitted by law, notwithstanding anything to the contrary herein, neither the doctrine of corporate opportunity nor any analogous doctrine, will apply to (a) the Class A Unit Holders or any Affiliate Transferee thereof or any of their respective Affiliates, or (b) any member of the Board of Managers who, is not an employee, consultant or service provider of the Company or its Subsidiaries or Member of the Immediate Family of any such Person (any such Person referred to in the foregoing clauses (a) and (b), an "Exempted Person"). The Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Exempted Person, including any transactions with the Class A Unit Holders or any of their equityholders or Affiliates. No Exempted Person who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company, will have any duty to communicate or offer such opportunity to the Company, and such Exempted Person will not be liable to the Company or to the Unit Holders for breach of any fiduciary or other duty by reason of the fact that such Exempted Person pursues or acquires such opportunity, or directs such opportunity to another Person or does not communicate such opportunity or information to the Company. No amendment or repeal of this Section 12.6 will apply to or have any effect on the liability or alleged liability of any Exempted Person for or with respect to any opportunities of which any such Exempted Person becomes aware prior to such amendment or repeal. For the avoidance of doubt, the provisions of this Section 12.6 will have independent effect with respect to, and will not be construed as being in lieu of or otherwise limiting, any separate obligations of any Person under any existing agreement between such Person and the Company and/or its Subsidiaries, including any agreement related to any noncompetition, nonsolicitation, confidentiality or other restrictions on the activities or operations of such Person. The parties hereto acknowledge that the involvement of Class A Unit Holders, their Affiliate Transferees, equityholders, members, managers, agents, employees and Affiliates in any line of business that is complementary or competes within that of the Company or its Subsidiaries shall not constitute a conflict of interest by such Persons. Notwithstanding anything to the contrary, nothing herein shall be deemed to limit or nullify any restrictions or limitations set forth in the governing documents of the Class A Unit Holders.

12.7. Reliance; Fiduciary and Other Duties.

(a) Each Indemnified Person shall be entitled to rely upon the advice of legal counsel, independent public accountants, and other experts, including financial advisors, and any act of or failure to act by Indemnified Person in good faith reliance on such advice shall in no event subject such Indemnified Person or any of its Affiliates, employees, agents, or representatives to liability to the Company or any other Member or Person.

(b) Notwithstanding any other provision of this Agreement, an Indemnified Person acting under this Agreement will not be liable to the Company or to any other Indemnified Person for its, his or her good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the Company, each Member and each Unit Holder to replace such other duties and liabilities of such Indemnified Person. Except as expressly set forth herein, no Indemnified Person will have any duties (including fiduciary duties) to the Company, any Member or any Unit Holder, and will otherwise not have any obligations other than such obligations as specifically provided by this Agreement.

(c) Notwithstanding any other provision of this Agreement, to the extent permitted under applicable law, whenever in this Agreement an Indemnified Person is permitted or required to make a decision (i) in its, his or her discretion or under a grant of similar authority, the Indemnified Person will be entitled to consider only such interests and factors as such Indemnified Person desires, including its, his or her own and its, his or her Affiliates' interests, and will, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Member or Person, or (ii) in its, his or her good faith or under another express standard, the Indemnified Person shall act under such express standard and shall not be subject to any other or different standards.

ARTICLE 13
AMENDMENTS TO AGREEMENT.

13.1. Amendments. This Agreement may be modified or amended by written action of the holders of a majority of the Voting Units and of the Board of Managers; provided, however, that (a) an amendment or modification that would affect any Class of Units in a manner materially and disproportionately adverse to any other Class of Units in existence immediately prior to such amendment will be effective against the holders of that Class of Units so materially adversely and disproportionately affected only with the prior written consent of the holders, not to be unreasonably withheld or delayed, of at least a majority of such Class of Units (it being understood and agreed that any increase in the number of authorized or issued Units or Interests or the number of Units or Interests available for issuance and the issuance of additional Units or Interests (including any resulting dilution) will not be deemed to materially adversely and disproportionately affect other Units and therefore will not require a separate vote of any other Unit Holders), and (b) no amendment will alter or modify Section 6.1, to the extent that such amendment alters or modifies the limited liability of any Unit Holder, without the consent of such Unit Holder, and (c) no amendment will require any Unit Holder to make additional Capital Contributions to the Company without the consent of such Unit Holder Notwithstanding the foregoing, none of the foregoing provisos will prohibit any amendments to any provision of this Agreement to the extent necessary to issue any equity or other securities (e.g., to amend this Agreement to authorize a different class of equity of the Company). Notwithstanding anything to the contrary herein, without any action required on the part of the Sponsor Member or any other holder of Units, the Board of Managers may amend Exhibit A to the extent necessary to reflect any change in Units, capital contributions or any other information reflected thereon (provided that the events precipitating such change are duly authorize and approved in accordance with this Agreement).

13.2. Corresponding Amendment of Certificate. The Board of Managers will cause to be prepared and filed any amendment to the Certificate that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

13.3. Binding Effect. Any modification or amendment to this Agreement pursuant to this ARTICLE 13 will be binding on all Unit Holders.

ARTICLE 14
GENERAL.

14.1. Public Offering; Right to Convert to Corporate Form.

(a) If the Company, pursuant to the decision of the Board of Managers, undertakes a Public Offering, then the Unit Holders will cooperate to effectuate such Public Offering, including to the extent such Public Offering may involve converting the Company from a Delaware limited liability company to a corporation organized under the laws of Delaware or another jurisdiction, whether by merger, share exchange, statutory conversion, a tax-free contribution under Section 351 of the Code or by such other form of transaction as may be available under applicable law, the Unit Holders hereby agree to cooperate in all respects to effectuate the Public Offering, which may require the conversion of their vested Units into shares of common stock or other securities in the Company or another successor entity. The Board of Managers, in its sole discretion and without the requirement for any action or approval of any Member or Unit Holder, will have the exclusive power and authority to approve and authorize any such conversion. Upon such an election, the Unit Holders will, at the expense of the Company, as soon as practicable thereafter execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, all instruments and documents that may be reasonably requested by the Board of Managers to best effectuate the conversion of the Company to a corporation while continuing in full force and effect, to the extent consistent with such conversion, the terms, provisions, and conditions of this Agreement, including, without limitation, all rights, protections and benefits afforded to parties to this Agreement. Upon the request of the Board of Managers, in connection with such a conversion or restructuring in anticipation of a Public Offering, the Unit Holders shall enter into a shareholders agreement containing terms substantially similar to those set for herein. All Unit Holders will work together in good faith to accomplish the conversion in the most tax advantageous manner reasonably available. It is the intent of the Unit Holders that the conversion of the Company into corporate form is part of the Unit Holder's investment decision with respect to the Units.

(b) All Unit Holders hereby agree to take all actions in connection with a Public Offering, including the execution of all documents as may be requested by the Board of Managers and the execution of any holdback, lockup or similar agreement requested by the Sponsor Member in connection with such Public Offering. In connection with a Public Offering, the Company shall enter into a registration rights agreement and the Sponsor Member and its Affiliate Transferees, which shall grant the Sponsor Member and its Affiliate Transferees (i) not less than two (2) customary demand registration rights, (ii) an unlimited number of customary piggy-back registration rights and (iii) an unlimited number of registrations on Form S-3 or any similar "short-form" registration (provided that, with respect to clause (iii), any Member and its Affiliate Transferees shall be limited to undertaking no more than two (2) of such registrations within any consecutive twelve (12) month period). If requested by the Members holding a majority of the Voting Units, the Members shall agree to become party to such registration rights agreement (or enter into another agreement) setting forth customary coordination covenants with respect to private sales under Rule 144.

(c) The Company will indemnify and hold harmless each Member from and against all losses, damages, liabilities and expenses (including, without limitation, reasonable attorneys' fees and charges) resulting from any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular, or other document (including any related registration statement, notification, or the like), or any amendment or supplement thereto, incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any securities law, rule or regulation, in each case applicable to the Company in connection with any such registration, qualification, or compliance.

14.2. Successors and Assigns. Subject to the restrictions on transfer set forth herein, this Agreement will be binding upon and inure to the benefit of the executors, administrators, estates, heirs, legal successors and permitted assigns of the Unit Holders.

14.3. Notices. All notices and other communications required or permitted hereunder will be in writing and will be deemed effectively given upon personal delivery or confirmation of receipt (which may be evidenced by a return receipt if sent by registered mail, by signature if delivered by courier or delivery service or confirmation from the intended recipient (wherein may be inferred from a response) of receipt of any e-mail or other electronic communication), addressed (a) if to any Unit Holder, at the address of such Unit Holder set forth on Exhibit A (including any e-mail address) or at such other address (including any e-mail address) as such Unit Holder will have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Board of Managers to it a:

Revolution Brands International LLC
c/o Mauricio Diaz
2980 McFarlane Rd
Miami, Florida 33133

14.4. Further Assurances; Execution of Documents. From time to time after the date of this Agreement, upon the request of the Board of Managers, each Unit Holder will perform, or cause to be performed, all such additional acts, and will execute and deliver, or cause to be executed and delivered, all such additional instruments and documents, as may be required to effectuate the purposes of this Agreement. Each Unit Holder, including each new and substituted Unit Holder, by the execution of this Agreement or by agreeing in writing to be bound by this Agreement, irrevocably constitutes and appoints the Board of Managers or any Person designated by the Board of Managers to act on such Unit Holder's behalf for purposes of this Section 14.4 as such Unit Holder's true and lawful attorney-in-fact with full power and authority in such Unit Holder's name and stead to execute, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out this Agreement, including:

(a) all certificates and other instruments (specifically including counterparts of this Agreement), and any amendment thereof, that the Board of Managers deems appropriate to qualify or to continue the Company as a limited liability company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Board of Managers, necessary to protect the limited liability of the Unit Holders;

(b) all amendments to this Agreement adopted in accordance with the terms hereof and all instruments that the Board of Managers deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

(c) all conveyances and other instruments that the Board of Managers deems appropriate to reflect the dissolution of the Company. The appointment of each member of the Board of Managers as such Unit Holder's attorney in fact to act on its behalf for purposes of this Section 14.4 will be deemed to be a power coupled with an interest, in recognition of the fact that each of the Unit Holders under this Agreement will be relying upon the power of the Board of Managers to act as contemplated by this Agreement in any filing and other action by him, her or it on behalf of the Company, and will survive the bankruptcy, dissolution, death, adjudication of incompetence or insanity of any Unit Holder giving such power and the transfer or assignment of all or any part of such Unit Holder's Interests; provided, however, that in the event of a Transfer by a Member of all of its Interest, the power of attorney given by the transferor will survive such assignment only until such time as the transferee will have been admitted to the Company as a substituted Member and all required documents and instruments will have been duly executed, filed, and recorded to effect such substitution.

14.5. Choice of Law; Forum. This Agreement and all claims and controversies hereunder shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the choice of law provisions thereof. The parties irrevocably consent to the jurisdiction and venue of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware) for the purposes of any action arising out of this Agreement or otherwise in connection with the transactions contemplated hereby. Each party hereto agrees to commence any action relating hereto in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware). Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action arising out of this Agreement or the other agreements, certificates and documents delivered in connection herewith or otherwise in connection with the transactions contemplated hereby in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court within the State of Delaware), and hereby further irrevocably and unconditionally waives, and shall not assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or any agreement, certificate or instrument delivered in connection herewith may not be enforced in or by any of the above-named courts.

14.6. Severability. If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination will not affect the other provisions hereof, each of which will be construed and enforced as if the invalid or unenforceable portion were not contained herein. Such invalidity or unenforceability will not affect any valid and enforceable application thereof, and each such provision will be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.

14.7. Construction. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, the principle of *contra proferentum* will not apply to this Agreement and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

14.8. Table of Contents, Headings. The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing this Agreement.

14.9. No Third Party Rights. Except as expressly provided herein, the provisions of this Agreement are solely for the benefit of the Company, the Board of Managers and the Unit Holders and no other Person, including creditors of the Company, will have any right or claim against the Company, the Board of Managers or any Unit Holder by reason of this Agreement or any provision hereof or be entitled to enforce any provision of this Agreement.

14.10. Entire Agreement. This Agreement, each Unit Holder's respective purchase agreement, subscription agreement or unit certificate and the other agreements contemplated hereby and thereby constitute the entire agreement of the Unit Holders and their Affiliates relating to the Company and supersede all prior meetings, communications, representations, negotiations, contracts or agreements (including any prior drafts thereof) with respect to the Company, whether oral or written, none of which will be used as evidence of the parties' intent. In addition, each party hereto acknowledges and agrees that all prior drafts of this Agreement contain attorney work product and will in all respects be subject to the foregoing sentence.

14.11. Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

14.12. Counterparts and Facsimile. This Agreement may be executed in multiple counterparts with the same effect as if all signing parties had signed the same document. All counterparts will be construed together and constitute the same instrument. This Agreement, each Unit Holder's respective purchase agreement, subscription agreement or unit certificate and the other agreements contemplated hereby and thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile or electronic transmission (including in portable document format (PDF)), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument will raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

14.13. Waiver of Jury Trial. The Unit Holders waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Agreement or any dealings between them relating to the subject matter of this Agreement and the relationship that is being established. The Unit Holders also waive any bond or surety or security upon such bond which might, but for this waiver, be required of any of the other parties. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement, including, without limitation, contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. The Unit Holders acknowledge that this waiver is a material inducement to enter into a business relationship, that each such Unit Holder has already relied on the waiver in entering into this Agreement and that each will continue to rely on the waiver in their related future dealings. The Unit Holders further warrant and represent that each has reviewed this waiver with its, his or her, as the case may be, legal counsel, and that each knowingly and voluntarily waives its, his or her, as the case may be, jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and the waiver will apply to any subsequent amendments, renewals, supplements or modifications to this Agreement or to any other documents or agreements relating to the transactions completed hereby. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court. The substantially prevailing party in any action or proceeding relating to this Agreement will be entitled to receive an award of, and to recover from the other party or parties, any fees or expenses incurred by him, her or it (including, without limitation, reasonable attorneys' fees and disbursements) in connection with any such action or proceeding.

14.14. Offset. Whenever the Company is to pay any sum to any Unit Holder, any amounts that such Unit Holder owes to the Company or any of its Subsidiaries may be deducted from that sum before payment and the amount of such sum deducted will nonetheless be treated as paid to such Unit Holder (provided that no such offset shall be permitted against any non-qualified deferred compensation subject to Code Section 409A to the extent such offset would result in adverse tax consequences to the Unit Holder).

14.15. Adjustment of Numbers. Subject to Section 14.1, all numbers set forth herein that refer to Unit prices or amounts will be appropriately adjusted by the Board of Managers in good faith to reflect Unit splits, Unit dividends, combinations of Units and other recapitalizations affecting the subject class of equity.

14.16. Business Days. For purposes of this Agreement, "Business Day" means any day other than a Saturday, a Sunday or a day on which banks in the State of New York or the jurisdiction in which the Company's principal office is located are authorized or obligated by Law or executive order to close. If any time period for giving any notice pursuant to this Agreement expires on a date which is not a Business Day, the time period will automatically be extended to the next Business Day immediately following such date.

14.17. Survival. Each Section of the Agreement which, by its terms is meant to survive the termination of this Agreement, including Section 3.2(c), Section 5.1(e), Section 5.3, Section 6.1, Section 6.2, Section 9.4 and ARTICLE 12, will survive and continue in full force in accordance with their terms notwithstanding any termination of this Agreement or the dissolution of the Company.

14.18. Wills. Each Unit Holder who is a natural person agrees to execute a will which will contain a direction and authorization to his or her personal representative, executor or administrator to comply with the provisions of this Agreement and to sell his or her Units, as the case may be, in accordance with this Agreement; provided, however, that the failure of any such Unit Holder to do so will not affect the validity or enforceability of this Agreement.

14.19. Spousal Consent. If requested by the Board of Managers, each married Member, and each such Member who, subsequent to the date hereof, marries or remarries, will concurrently with his or her execution hereof deliver to the Board of Managers the written consent of his or her spouse; provided, however, that the failure of any such Member to do so will not affect the validity or enforceability of this Agreement.

14.20. Remedies. Each Member shall have all rights and remedies set forth in this Agreement and all rights and remedies hat such person has been granted at any time under any other agreement tor contract and all rights that such person has under applicable law. Any Person having rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such right specifically (without posting a bond or other security) to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by applicable law.

*   *   *   *   *

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Amended and Restated Limited Liability Company Agreement of Revolutions Brands International, LLC as of the date and year first above written.

THE COMPANY:

REVOLUTION BRANDS INTERNATIONAL, LLC

By: ______________________________
Name: Mauricio Diaz
Title: President

By: ______________________________
Name: Federico Urdaneta
Title: Vice-President and Secretary